UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 ReadiCare, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    755276102
                                 (CUSIP Number)

                             William W. Horton, Esq.
                             HEALTHSOUTH Corporation
                      Two Perimeter Park South, Suite 224W
                            Birmingham, Alabama 35243
                                 (205) 967-7116
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 11, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X| . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


- -------------------------------------       ------------------------------------
CUSIP No. 00755P101                                Page   2   of   6   Pages
          --------------------------                    ----     -----
- -------------------------------------       ------------------------------------

- --------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1          HEALTHSOUTH Corporation
               63-0860407


- --------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) [_]
    2


- -------------------------------------------------------------------------------
           SEC USE ONLY
    3


- --------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
              00

- --------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               |_|

    5


- --------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
              Delaware

- --------------------------------------------------------------------------------
           NUMBER OF            7       SOLE VOTING POWER
            SHARES                        0
         BENEFICIALLY           8       SHARED VOTING POWER
           OWNED BY                       771,000
             EACH               9       SOLE DISPOSITIVE POWER
           REPORTING                      0
            PERSON             10       SHARED DISPOSITIVE POWER
             WITH                         0

- -------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          771,000

- --------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
   12                                                                      [ ]

- --------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          9.5%

- --------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
   14
          CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

Class of Equity Securities:               Common Stock, par value $.01 per share

Name and Address of Issuer:               ReadiCare, Inc.
                                          1322 Orleans Drive
                                          Sunnyvale, California 94089



ITEM 2.  IDENTITY AND BACKGROUND.

Name:                                     HEALTHSOUTH Corporation

State of Organization:                    Delaware

Principal Business:                       Development, ownership and operation
                                          of rehabilitation, outpatient surgery
                                          and other healthcare facilities.

Address of Principal Business             Two Perimeter Park South
and Principal Office:                     Suite 224W
                                          Birmingham, Alabama 35243

(d)      No.

(e)      No.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the execution of a Plan and Agreement of Merger dated September 11, 1996 (the "Merger Agreement"), by and among ReadiCare, Inc. ("ReadiCare"), HEALTHSOUTH Corporation ("HEALTHSOUTH") and Warwick Acquisition Corporation (the "Subsidiary"), the Dennis G. Danko and Loretta M. Danko Family Trust, a trust of which Dennis G. Danko, Chairman of the Board, President and Chief Executive Officer of ReadiCare is a trustee, Harry L. Casari, a Director of ReadiCare, James M. Hall, a Director of ReadiCare, Alfred E. Osborne, Jr., a Director of ReadiCare, and Thomas P. Carey, Senior Vice President, Operations of ReadiCare (the "Stockholders"), entered into Proxy Agreements dated September 11, 1996 (the "Proxy Agreements"). In the Proxy Agreements, the Stockholders granted to HEALTHSOUTH the right to vote all of the shares of Common Stock, par value $.01 per share, of ReadiCare (the "ReadiCare Common Stock") owned, controlled or acquired by the Stockholders in favor of the merger contemplated in the Merger Agreement and against any proposals for any recapitalization, merger, sale of assets or other business combination between ReadiCare and any other person or entity, as well as certain other matters.

         In connection with the Merger Agreement, shares of ReadiCare will be canceled and the holders of such shares will be entitled to receive 0.2425 shares of the Common Stock, par value $.01 per share, of HEALTHSOUTH (the "HEALTHSOUTH Common Stock") per share of ReadiCare Common Stock surrendered, with adjustments in value should the average price per share of the HEALTHSOUTH

Common Stock during the measuring period exceed $38.30 or fall below $30.60. One of the conditions of the willingness of HEALTHSOUTH to enter into the Merger Agreement was the Stockholders' execution and delivery of the Proxy Agreements. The foregoing constituted the consideration for the Stockholders' executing and delivering the Proxy Agreements.


ITEM 4.  PURPOSE OF TRANSACTION.

         HEALTHSOUTH entered into the Proxy Agreements as a part of the overall transaction set forth in the Merger Agreement. By obtaining the right to vote the shares owned or controlled by the Stockholders, HEALTHSOUTH obtained additional assurance that the affirmative vote of ReadiCare stockholders to approve the Merger Agreement might be obtained. Pursuant to the provisions of the Merger Agreement, HEALTHSOUTH will seek to cause a merger to be effected between the Subsidiary and ReadiCare, with ReadiCare to be the surviving corporation, pursuant to which the shares of ReadiCare Common Stock will be surrendered and canceled and the holders of such shares will be entitled to receive 0.2425 shares of HEALTHSOUTH Common Stock per share of ReadiCare Common Stock, with adjustments in value should the average price of the HEALTHSOUTH Common Stock during the measuring period exceed $38.30 or fall below $30.60.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Proxy Agreements recite that the Stockholders currently own, or have the power to vote, an aggregate of 771,000 shares of ReadiCare Common Stock. The Proxy Agreements apply to those shares and any shares thereafter acquired by the Stockholders prior to termination of the Proxy Agreements. The ReadiCare Common Stock is entitled to one vote per share with respect to all matters to be acted upon the stockholders of ReadiCare.

         (b) HEALTHSOUTH has sole voting power with respect to voting in favor of the merger contemplated within the Merger Agreement and against any proposal for any recapitalization, merger, sale of assets or other business combination between ReadiCare and any other person or entity, as well as certain other matters. HEALTHSOUTH does not have voting power with respect to any other matters to be acted upon by the stockholders of ReadiCare. Any other voting rights with respect to the foregoing shares of Common Stock are retained by the Stockholders. The principal business address of ReadiCare, which is also the business address of each Stockholder, is 1322 Orleans Drive, Sunnyvale, California 94089. Each Stockholder is a citizen of the United States of America or is a trust formed under the laws of a state of the United States of America. The answer to Items 2(d) and (e) with respect to each Stockholder is no.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

         In connection with qualifying for "pooling of interests" treatment for accounting purposes, it is expected that each Stockholder will execute a letter to HEALTHSOUTH representing and covenanting that, within 30 days preceding the consummation of the transactions contemplated by the Merger Agreement, such Stockholder has not sold, transferred or otherwise disposed of, and will not sell, transfer or otherwise dispose of, any ReadiCare Common Stock.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A:        Proxy  Agreements,  dated  September 11, 1996, by and
                           between HEALTHSOUTH Corporation and each of the Dennis G. Danko and Loretta M. Danko Family Trust,
                           Harry L. Casari,  James M. Hall,  Alfred E.  Osborne,
                           Jr. and Thomas P. Carey.

         Exhibit B:        Plan and  Agreement of Merger,  dated  September  11,
                           1996, by and among HEALTHSOUTH  Corporation,  Warwick
                           Acquisition Corporation and ReadiCare, Inc., together with Exhibits thereto.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  September 17, 1996                    /s/ William W. Horton
                                     ------------------------------------------
                                               William W. Horton
                                     Senior Vice President and Corporate Counsel

                                                                       EXHIBIT A

                                 PROXY AGREEMENT


         AGREEMENT, dated September 11, 1996, between HEALTHSOUTH Corporation, a Delaware corporation ("HEALTHSOUTH"), and The Dennis G. Danko and Loretta M. Danko Family Trust (the "Stockholder").


                              W I T N E S S E T H:
                              --------------------


         WHEREAS, as of the date hereof, the Stockholder owns, or has the power to vote, 654,350 shares of Common Stock, par value $.01 per share (the
"ReadiCare Common Stock"), of ReadiCare, Inc., a Delaware corporation ("ReadiCare") (all such shares and any shares hereafter acquired by the Stockholder prior to the termination of this Proxy Agreement being referred to herein as the "Shares");

         WHEREAS, HEALTHSOUTH, a subsidiary of HEALTHSOUTH (the "HEALTHSOUTH Subsidiary") and ReadiCare propose to enter into a Plan and Agreement of Merger, dated as of the date hereof (as the same may be amended from time to time, the "Plan of Merger"), which provides, upon the terms and subject to the conditions thereof, for the merger of ReadiCare with and into HEALTH- SOUTH by merging the HEALTHSOUTH Subsidiary into ReadiCare (the "Merger"); and

         WHEREAS, as a condition of the willingness of HEALTHSOUTH to enter into the Plan of Merger, HEALTHSOUTH has requested that the Stockholder agree, and, in order to induce HEALTH- SOUTH to enter into the Plan of Merger, the Stockholder has agreed, to grant HEALTHSOUTH his proxy to vote the Shares;

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Plan of Merger, the parties hereto agree as follows:

Section 1. Representation and Warranties of the Stockholder. The Stockholder hereby represents and warrants to HEALTHSOUTH as follows:

         1.1 Authority, etc. The Stockholder has full power and authority to execute and deliver this Proxy Agreement and to consummate the transactions contemplated hereby and by the Plan of Merger. The execution and delivery of the Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been approved by the Board of Directors of ReadiCare. This Agreement has been duly executed and delivered by the Stockholder and, assuming its due authorization, execution and delivery by HEALTHSOUTH, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         1.2 Title to Shares. The Stockholder is the record or beneficial owner of the Shares, free and clear of any proxy or voting restriction other than pursuant to this Proxy Agreement.

SECTION 2.        TRANSFER AND VOTING OF SHARES.

         2.1. Transfer or Conversion of Shares. During the Proxy Term (as defined below), and except as otherwise provided herein, or in or permitted by the Plan of Merger, the Stockholder shall not (a) sell, pledge or otherwise dispose of any of the Shares, (b) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy with respect thereto other than pursuant to this Proxy Agreement, or
(c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any ReadiCare Common Stock.

         2.2. Voting of Shares; Further Assurances. (a) The Stockholder, by this Agreement, with respect to those Shares that he owns of record or for which he has the power to vote, does hereby constitute and appoint HEALTHSOUTH, or any nominee of HEALTHSOUTH, with full power of substitution, during and for the Proxy Term, as his true and lawful attorney and proxy, for and in his name, place and stead, to vote each of the Shares as his proxy, at every annual, special or adjourned meeting of the stockholders of ReadiCare (including the right to sign his name (as a stockholder) to any consent, certificate or other document relating to ReadiCare that the law of the State of Delaware may permit or require) (i) in favor of the adoption of the Plan of Merger and approval of the Plan of Merger and the other transactions contemplated by the Plan of Merger, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between ReadiCare and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ReadiCare under the Plan of Merger or which could result in any of the conditions to ReadiCare's obligations under the Plan of Merger not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Plan of Merger. The Stockholder further agrees to cause the Shares owned by him beneficially to be voted in accordance with the foregoing.

                  (b) For the purposes of this Agreement, "Proxy Term" shall mean the period from the execution of this Agreement until the termination of the Plan of Merger, and following termination of the Plan of Merger, during such time as a Third Party Acquisition Event (as defined in the Plan of Merger) exists with respect to ReadiCare; provided that in no event shall the Proxy Term extend beyond the close of business one year following the termination of the Plan of Merger.

                  (c) The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in HEALTHSOUTH the power to carry out the provisions of this Proxy Agreement.

SECTION 3.        GENERAL PROVISIONS.

         3.1 Severability. If any term or other provision of this Proxy Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Proxy Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Proxy Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         3.2. Entire Agreement. This Proxy Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof.

         3.3. Assignment. This Proxy Agreement shall not be assigned by operation of law or otherwise.

         3.4. Parties in Interest. This Proxy Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Proxy Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Proxy Agreement.

         3.5. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Proxy Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         3.6. Governing Law. This Proxy Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that state.

         3.7. Counterparts. This Proxy Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have executed this Proxy Agreement as of the date first written above.

                              THE DENNIS G. DANKO AND LORETTA
                              M. DANKO FAMILY TRUST


                              By        /s/Dennis G. Danko
                                ---------------------------------------
                                              Trustee




                             HEALTHSOUTH Corporation


                              By:      /s/Richard M. Scrushy
                                 --------------------------------------
                                      Richard M. Scrushy
                                   Chairman of the Board and
                                    Chief Executive Officer

                                 PROXY AGREEMENT


         AGREEMENT, dated September 11, 1996, between HEALTHSOUTH Corporation, a Delaware corporation ("HEALTHSOUTH"), and Harry L. Casari, a resident of the State of California (the "Stockholder").


                              W I T N E S S E T H:
                              --------------------


         WHEREAS, as of the date hereof, the Stockholder owns, or has the power to vote, 2,500 shares of Common Stock, par value $.01 per share (the "ReadiCare Common Stock"), of ReadiCare, Inc., a Delaware corporation ("ReadiCare") (all such shares and any shares hereafter acquired by the Stockholder prior to the termination of this Proxy Agreement being referred to herein as the "Shares");

         WHEREAS, HEALTHSOUTH, a subsidiary of HEALTHSOUTH (the "HEALTHSOUTH Subsidiary") and ReadiCare propose to enter into a Plan and Agreement of Merger, dated as of the date hereof (as the same may be amended from time to time, the "Plan of Merger"), which provides, upon the terms and subject to the conditions thereof, for the merger of ReadiCare with and into HEALTH- SOUTH by merging the HEALTHSOUTH Subsidiary into ReadiCare (the "Merger"); and

         WHEREAS, as a condition of the willingness of HEALTHSOUTH to enter into the Plan of Merger, HEALTHSOUTH has requested that the Stockholder agree, and, in order to induce HEALTH- SOUTH to enter into the Plan of Merger, the Stockholder has agreed, to grant HEALTHSOUTH his proxy to vote the Shares;

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Plan of Merger, the parties hereto agree as follows:

Section 1. Representation and Warranties of the Stockholder. The Stockholder hereby represents and warrants to HEALTHSOUTH as follows:

         1.1 Authority, etc. The Stockholder has full power and authority to execute and deliver this Proxy Agreement and to consummate the transactions contemplated hereby and by the Plan of Merger. The execution and delivery of the Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been approved by the Board of Directors of ReadiCare. This Agreement has been duly executed and delivered by the Stockholder and, assuming its due authorization, execution and delivery by HEALTHSOUTH, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         1.2 Title to Shares. The Stockholder is the record or beneficial owner of the Shares, free and clear of any proxy or voting restriction other than pursuant to this Proxy Agreement.

Section 2.        TRANSFER AND VOTING OF SHARES.

         2.1. Transfer or Conversion of Shares. During the Proxy Term (as defined below), and except as otherwise provided herein, or in or permitted by the Plan of Merger, the Stockholder shall not (a) sell, pledge or otherwise dispose of any of the Shares, (b) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy with respect thereto other than pursuant to this Proxy Agreement, or
(c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any ReadiCare Common Stock.

         2.2. Voting of Shares; Further Assurances. (a) The Stockholder, by this Agreement, with respect to those Shares that he owns of record or for which he has the power to vote, does hereby constitute and appoint HEALTHSOUTH, or any nominee of HEALTHSOUTH, with full power of substitution, during and for the Proxy Term, as his true and lawful attorney and proxy, for and in his name, place and stead, to vote each of the Shares as his proxy, at every annual, special or adjourned meeting of the stockholders of ReadiCare (including the right to sign his name (as a stockholder) to any consent, certificate or other document relating to ReadiCare that the law of the State of Delaware may permit or require) (i) in favor of the adoption of the Plan of Merger and approval of the Plan of Merger and the other transactions contemplated by the Plan of Merger, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between ReadiCare and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ReadiCare under the Plan of Merger or which could result in any of the conditions to ReadiCare's obligations under the Plan of Merger not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Plan of Merger. The Stockholder further agrees to cause the Shares owned by him beneficially to be voted in accordance with the foregoing.

                  (b) For the purposes of this Agreement, "Proxy Term" shall mean the period from the execution of this Agreement until the termination of the Plan of Merger, and following termination of the Plan of Merger, during such time as a Third Party Acquisition Event (as defined in the Plan of Merger) exists with respect to ReadiCare; provided that in no event shall the Proxy Term extend beyond the close of business one year following the termination of the Plan of Merger.

                  (c) The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in HEALTHSOUTH the power to carry out the provisions of this Proxy Agreement.

Section 3.        GENERAL PROVISIONS.

         3.1 Severability. If any term or other provision of this Proxy Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Proxy Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Proxy Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         3.2. Entire Agreement. This Proxy Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof.

         3.3. Assignment. This Proxy Agreement shall not be assigned by operation of law or otherwise.

         3.4. Parties in Interest. This Proxy Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Proxy Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Proxy Agreement.

         3.5. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Proxy Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         3.6. Governing Law. This Proxy Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that state.

         3.7. Counterparts. This Proxy Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have executed this Proxy Agreement as of the date first written above.



                                               /s/Harry L. Casari
                                   ---------------------------------------
                                                Harry L. Casari


                                   HEALTHSOUTH Corporation


                                   By:        /s/Richard M. Scrushy
                                      ----------------------------------------
                                              Richard M. Scrushy
                                           Chairman of the Board and
                                            Chief Executive Officer

                                 PROXY AGREEMENT


         AGREEMENT, dated September 11, 1996, between HEALTHSOUTH Corporation, a Delaware corporation ("HEALTHSOUTH"), and James M. Hall, a resident of the State of California (the "Stockholder").


                              W I T N E S S E T H:
                              --------------------


         WHEREAS, as of the date hereof, the Stockholder owns, or has the power to vote, 10,000 shares of Common Stock, par value $.01 per share (the "ReadiCare Common Stock"), of ReadiCare, Inc., a Delaware corporation ("ReadiCare") (all such shares and any shares hereafter acquired by the Stockholder prior to the termination of this Proxy Agreement being referred to herein as the "Shares");

         WHEREAS, HEALTHSOUTH, a subsidiary of HEALTHSOUTH (the "HEALTHSOUTH Subsidiary") and ReadiCare propose to enter into a Plan and Agreement of Merger, dated as of the date hereof (as the same may be amended from time to time, the "Plan of Merger"), which provides, upon the terms and subject to the conditions thereof, for the merger of ReadiCare with and into HEALTH- SOUTH by merging the HEALTHSOUTH Subsidiary into ReadiCare (the "Merger"); and

         WHEREAS, as a condition of the willingness of HEALTHSOUTH to enter into the Plan of Merger, HEALTHSOUTH has requested that the Stockholder agree, and, in order to induce HEALTH- SOUTH to enter into the Plan of Merger, the Stockholder has agreed, to grant HEALTHSOUTH his proxy to vote the Shares;

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Plan of Merger, the parties hereto agree as follows:

Section 1. Representation and Warranties of the Stockholder. The Stockholder hereby represents and warrants to HEALTHSOUTH as follows:

         1.1 Authority, etc. The Stockholder has full power and authority to execute and deliver this Proxy Agreement and to consummate the transactions contemplated hereby and by the Plan of Merger. The execution and delivery of the Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been approved by the Board of Directors of ReadiCare. This Agreement has been duly executed and delivered by the Stockholder and, assuming its due authorization, execution and delivery by HEALTHSOUTH, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         1.2 Title to Shares. The Stockholder is the record or beneficial owner of the Shares, free and clear of any proxy or voting restriction other than pursuant to this Proxy Agreement.

Section 2.        TRANSFER AND VOTING OF SHARES.

         2.1. Transfer or Conversion of Shares. During the Proxy Term (as defined below), and except as otherwise provided herein, or in or permitted by the Plan of Merger, the Stockholder shall not (a) sell, pledge or otherwise dispose of any of the Shares, (b) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy with respect thereto other than pursuant to this Proxy Agreement, or
(c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any ReadiCare Common Stock.

         2.2. Voting of Shares; Further Assurances. (a) The Stockholder, by this Agreement, with respect to those Shares that he owns of record or for which he has the power to vote, does hereby constitute and appoint HEALTHSOUTH, or any nominee of HEALTHSOUTH, with full power of substitution, during and for the Proxy Term, as his true and lawful attorney and proxy, for and in his name, place and stead, to vote each of the Shares as his proxy, at every annual, special or adjourned meeting of the stockholders of ReadiCare (including the right to sign his name (as a stockholder) to any consent, certificate or other document relating to ReadiCare that the law of the State of Delaware may permit or require) (i) in favor of the adoption of the Plan of Merger and approval of the Plan of Merger and the other transactions contemplated by the Plan of Merger, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between ReadiCare and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ReadiCare under the Plan of Merger or which could result in any of the conditions to ReadiCare's obligations under the Plan of Merger not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Plan of Merger. The Stockholder further agrees to cause the Shares owned by him beneficially to be voted in accordance with the foregoing.

                  (b) For the purposes of this Agreement, "Proxy Term" shall mean the period from the execution of this Agreement until the termination of the Plan of Merger, and following termination of the Plan of Merger, during such time as a Third Party Acquisition Event (as defined in the Plan of Merger) exists with respect to ReadiCare; provided that in no event shall the Proxy Term extend beyond the close of business one year following the termination of the Plan of Merger.

                  (c) The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in HEALTHSOUTH the power to carry out the provisions of this Proxy Agreement.

Section 3.        GENERAL PROVISIONS.

         3.1 Severability. If any term or other provision of this Proxy Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Proxy Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Proxy Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         3.2. Entire Agreement. This Proxy Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof.

         3.3. Assignment. This Proxy Agreement shall not be assigned by operation of law or otherwise.

         3.4. Parties in Interest. This Proxy Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Proxy Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Proxy Agreement.

         3.5. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Proxy Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         3.6. Governing Law. This Proxy Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that state.

         3.7. Counterparts. This Proxy Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have executed this Proxy Agreement as of the date first written above.



                                                  /s/James M. Hall
                                        ---------------------------------------
                                                    James M. Hall


                                        HEALTHSOUTH Corporation


                                        By:       /s/Richard M. Scrushy
                                           ------------------------------------
                                                    Richard M. Scrushy
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                                 PROXY AGREEMENT


         AGREEMENT, dated September 11, 1996, between HEALTHSOUTH Corporation, a Delaware corporation ("HEALTHSOUTH"), and Alfred E. Osborne, Jr., a resident of the State of California (the "Stockholder").


                              W I T N E S S E T H:
                              --------------------


         WHEREAS, as of the date hereof, the Stockholder owns, or has the power to vote, 51,750 shares of Common Stock, par value $.01 per share (the "ReadiCare Common Stock"), of ReadiCare, Inc., a Delaware corporation ("ReadiCare") (all such shares and any shares hereafter acquired by the Stockholder prior to the termination of this Proxy Agreement being referred to herein as the "Shares");

         WHEREAS, HEALTHSOUTH, a subsidiary of HEALTHSOUTH (the "HEALTHSOUTH Subsidiary") and ReadiCare propose to enter into a Plan and Agreement of Merger, dated as of the date hereof (as the same may be amended from time to time, the "Plan of Merger"), which provides, upon the terms and subject to the conditions thereof, for the merger of ReadiCare with and into HEALTH- SOUTH by merging the HEALTHSOUTH Subsidiary into ReadiCare (the "Merger"); and

         WHEREAS, as a condition of the willingness of HEALTHSOUTH to enter into the Plan of Merger, HEALTHSOUTH has requested that the Stockholder agree, and, in order to induce HEALTH- SOUTH to enter into the Plan of Merger, the Stockholder has agreed, to grant HEALTHSOUTH his proxy to vote the Shares;

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Plan of Merger, the parties hereto agree as follows:

Section 1. Representation and Warranties of the Stockholder. The Stockholder hereby represents and warrants to HEALTHSOUTH as follows:

         1.1 Authority, etc. The Stockholder has full power and authority to execute and deliver this Proxy Agreement and to consummate the transactions contemplated hereby and by the Plan of Merger. The execution and delivery of the Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been approved by the Board of Directors of ReadiCare. This Agreement has been duly executed and delivered by the Stockholder and, assuming its due authorization, execution and delivery by HEALTHSOUTH, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         1.2 Title to Shares. The Stockholder is the record or beneficial owner of the Shares, free and clear of any proxy or voting restriction other than pursuant to this Proxy Agreement.

Section 2.        TRANSFER AND VOTING OF SHARES.

         2.1. Transfer or Conversion of Shares. During the Proxy Term (as defined below), and except as otherwise provided herein, or in or permitted by the Plan of Merger, the Stockholder shall not (a) sell, pledge or otherwise dispose of any of the Shares, (b) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy with respect thereto other than pursuant to this Proxy Agreement, or
(c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any ReadiCare Common Stock.

         2.2. Voting of Shares; Further Assurances. (a) The Stockholder, by this Agreement, with respect to those Shares that he owns of record or for which he has the power to vote, does hereby constitute and appoint HEALTHSOUTH, or any nominee of HEALTHSOUTH, with full power of substitution, during and for the Proxy Term, as his true and lawful attorney and proxy, for and in his name, place and stead, to vote each of the Shares as his proxy, at every annual, special or adjourned meeting of the stockholders of ReadiCare (including the right to sign his name (as a stockholder) to any consent, certificate or other document relating to ReadiCare that the law of the State of Delaware may permit or require) (i) in favor of the adoption of the Plan of Merger and approval of the Plan of Merger and the other transactions contemplated by the Plan of Merger, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between ReadiCare and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ReadiCare under the Plan of Merger or which could result in any of the conditions to ReadiCare's obligations under the Plan of Merger not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Plan of Merger. The Stockholder further agrees to cause the Shares owned by him beneficially to be voted in accordance with the foregoing.

                  (b) For the purposes of this Agreement, "Proxy Term" shall mean the period from the execution of this Agreement until the termination of the Plan of Merger, and following termination of the Plan of Merger, during such time as a Third Party Acquisition Event (as defined in the Plan of Merger) exists with respect to ReadiCare; provided that in no event shall the Proxy Term extend beyond the close of business one year following the termination of the Plan of Merger.

                  (c) The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in HEALTHSOUTH the power to carry out the provisions of this Proxy Agreement.

Section 3.        GENERAL PROVISIONS.

         3.1 Severability. If any term or other provision of this Proxy Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Proxy Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Proxy Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         3.2. Entire Agreement. This Proxy Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof.

         3.3. Assignment. This Proxy Agreement shall not be assigned by operation of law or otherwise.

         3.4. Parties in Interest. This Proxy Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Proxy Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Proxy Agreement.

         3.5. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Proxy Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         3.6. Governing Law. This Proxy Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that state.

         3.7. Counterparts. This Proxy Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have executed this Proxy Agreement as of the date first written above.



                                               /s/Alfred E. Osborne, Jr.
                                        -------------------------------------
                                                Alfred E. Osborne, Jr.


                                        HEALTHSOUTH Corporation


                                        By: /s/Richard M. Scrushy
                                           -----------------------------------
                                               Richard M. Scrushy
                                            Chairman of the Board and
                                             Chief Executive Officer

                                 PROXY AGREEMENT


         AGREEMENT, dated September 11, 1996, between HEALTHSOUTH Corporation, a Delaware corporation ("HEALTHSOUTH"), and Thomas P. Carey, a resident of the State of California (the "Stockholder").


                              W I T N E S S E T H:
                              --------------------


         WHEREAS, as of the date hereof, the Stockholder owns, or has the power to vote, 52,400 shares of Common Stock, par value $.01 per share (the "ReadiCare Common Stock"), of ReadiCare, Inc., a Delaware corporation ("ReadiCare") (all such shares and any shares hereafter acquired by the Stockholder prior to the termination of this Proxy Agreement being referred to herein as the "Shares");

         WHEREAS, HEALTHSOUTH, a subsidiary of HEALTHSOUTH (the "HEALTHSOUTH Subsidiary") and ReadiCare propose to enter into a Plan and Agreement of Merger, dated as of the date hereof (as the same may be amended from time to time, the "Plan of Merger"), which provides, upon the terms and subject to the conditions thereof, for the merger of ReadiCare with and into HEALTH- SOUTH by merging the HEALTHSOUTH Subsidiary into ReadiCare (the "Merger"); and

         WHEREAS, as a condition of the willingness of HEALTHSOUTH to enter into the Plan of Merger, HEALTHSOUTH has requested that the Stockholder agree, and, in order to induce HEALTH- SOUTH to enter into the Plan of Merger, the Stockholder has agreed, to grant HEALTHSOUTH his proxy to vote the Shares;

         NOW, THEREFORE, in consideration of the premises and of the mutual agreements and covenants set forth herein and in the Plan of Merger, the parties hereto agree as follows:

Section 1. Representation and Warranties of the Stockholder. The Stockholder hereby represents and warrants to HEALTHSOUTH as follows:

         1.1 Authority, etc. The Stockholder has full power and authority to execute and deliver this Proxy Agreement and to consummate the transactions contemplated hereby and by the Plan of Merger. The execution and delivery of the Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been approved by the Board of Directors of ReadiCare. This Agreement has been duly executed and delivered by the Stockholder and, assuming its due authorization, execution and delivery by HEALTHSOUTH, constitutes a legal, valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally and subject, as to enforceability, to the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

         1.2 Title to Shares. The Stockholder is the record or beneficial owner of the Shares, free and clear of any proxy or voting restriction other than pursuant to this Proxy Agreement.

Section 2.        TRANSFER AND VOTING OF SHARES.

         2.1. Transfer or Conversion of Shares. During the Proxy Term (as defined below), and except as otherwise provided herein, or in or permitted by the Plan of Merger, the Stockholder shall not (a) sell, pledge or otherwise dispose of any of the Shares, (b) deposit the Shares into a voting trust or enter into a voting agreement or arrangement with respect to the Shares or grant any proxy with respect thereto other than pursuant to this Proxy Agreement, or
(c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any ReadiCare Common Stock.

         2.2. Voting of Shares; Further Assurances. (a) The Stockholder, by this Agreement, with respect to those Shares that he owns of record or for which he has the power to vote, does hereby constitute and appoint HEALTHSOUTH, or any nominee of HEALTHSOUTH, with full power of substitution, during and for the Proxy Term, as his true and lawful attorney and proxy, for and in his name, place and stead, to vote each of the Shares as his proxy, at every annual, special or adjourned meeting of the stockholders of ReadiCare (including the right to sign his name (as a stockholder) to any consent, certificate or other document relating to ReadiCare that the law of the State of Delaware may permit or require) (i) in favor of the adoption of the Plan of Merger and approval of the Plan of Merger and the other transactions contemplated by the Plan of Merger, (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination between ReadiCare and any person or entity (other than the Merger) or any other action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of ReadiCare under the Plan of Merger or which could result in any of the conditions to ReadiCare's obligations under the Plan of Merger not being fulfilled, and (iii) in favor of any other matter relating to consummation of the transactions contemplated by the Plan of Merger. The Stockholder further agrees to cause the Shares owned by him beneficially to be voted in accordance with the foregoing.

                  (b) For the purposes of this Agreement, "Proxy Term" shall mean the period from the execution of this Agreement until the termination of the Plan of Merger, and following termination of the Plan of Merger, during such time as a Third Party Acquisition Event (as defined in the Plan of Merger) exists with respect to ReadiCare; provided that in no event shall the Proxy Term extend beyond the close of business one year following the termination of the Plan of Merger.

                  (c) The Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in HEALTHSOUTH the power to carry out the provisions of this Proxy Agreement.

Section 3.        GENERAL PROVISIONS.

         3.1 Severability. If any term or other provision of this Proxy Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Proxy Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Proxy Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

         3.2. Entire Agreement. This Proxy Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, between the parties, or either of them, with respect to the subject matter hereof.

         3.3. Assignment. This Proxy Agreement shall not be assigned by operation of law or otherwise.

         3.4. Parties in Interest. This Proxy Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Proxy Agreement, express or implied, is intended to or shall confer upon any person any right, benefit or remedy of any nature whatsoever under or by reason of this Proxy Agreement.

         3.5. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Proxy Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

         3.6. Governing Law. This Proxy Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed and to be performed entirely within that state.

         3.7. Counterparts. This Proxy Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have executed this Proxy Agreement as of the date first written above.



                                                    /s/Thomas P. Carey
                                        ---------------------------------------
                                                      Thomas P. Carey


                                        HEALTHSOUTH Corporation


                                        By:            /s/Richard M. Scrushy
                                           -------------------------------------
                                                   Richard M. Scrushy
                                                Chairman of the Board and
                                                 Chief Executive Officer

                                                                       EXHIBIT B

                          PLAN AND AGREEMENT OF MERGER


         PLAN AND AGREEMENT OF MERGER (the "Plan of Merger"), made and entered into as of the 11th day of September, 1996, by and among HEALTHSOUTH
Corporation, a Delaware corporation ("HEALTHSOUTH"), WARWICK ACQUISITION CORPORATION, a Delaware corporation (the "Subsidiary"), and READICARE, INC., a Delaware corporation ("ReadiCare") (the Subsidiary and ReadiCare being sometimes collectively referred to herein as the "Constituent Corporations").

                              W I T N E S S E T H:
                              --------------------

         WHEREAS, the respective Boards of Directors of HEALTHSOUTH, the Subsidiary and ReadiCare have approved the merger of the Subsidiary with and into ReadiCare (the "Merger"), upon the terms and conditions set forth in this Plan of Merger, whereby all shares of Common Stock, par value $.01 per share, of ReadiCare (the "ReadiCare Common Stock"), not owned directly or indirectly by ReadiCare, will be converted into the right to receive the Merger Consideration (as hereinafter defined);

         WHEREAS, each of HEALTHSOUTH, the Subsidiary and ReadiCare desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

         WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended; and

         WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a "pooling of interests".

         NOW, THEREFORE, in consideration of the premises, and the mutual covenants and agreements contained herein, the parties hereto do hereby agree as follows:

Section 1.        THE MERGER.

         1.1 The Merger. Upon the terms and conditions set forth in this Plan of Merger, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Subsidiary shall be merged with and into ReadiCare at the Effective Time (as defined in Section 1.3). Following the Effective Time, the separate corporate existence of the Subsidiary shall cease and ReadiCare shall continue as the surviving corporation (the "Surviving Corporation") under the name "ReadiCare, Inc." and shall succeed to and assume all the rights and obligations of the Subsidiary and ReadiCare in accordance with the DGCL.

         1.2 The Closing. The closing of the Merger (the "Closing") will take place at such time and such date as is specified by the parties (the "Closing Date"), which (subject to satisfaction or waiver of the conditions set forth in Sections 9.2 and 9.3) shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Section 9.1 (other than Section 9.1(a), which shall be satisfied at the Closing Date), at such location as the parties may agree, unless another date is agreed to in writing by the parties hereto.

         1.3 Effective Time. Subject to the provisions of this Plan of Merger, the parties shall file a certificate of merger (the "Certificate of Merger") executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL as soon as practicable on or after the Closing Date. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State, or at such other time as the Subsidiary and ReadiCare shall agree should be specified in the Certificate of Merger (the "Effective Time").

         1.4 Effect of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

Section 2. EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES.


         2.1 Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of ReadiCare Common Stock or any shares of capital stock of the Subsidiary:

         (a) Subsidiary Common Stock. Each share of capital stock of the Subsidiary issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and nonassessable share of common stock of the Surviving Corporation.

         (b) Cancellation of Treasury Stock. Each share of ReadiCare Common Stock that is owned by ReadiCare or by any subsidiary of ReadiCare shall automatically be canceled and retired and shall cease to exist, and none of the Common Stock, par value $.01 per share, of HEALTHSOUTH ("HEALTHSOUTH Common Stock"), cash or other consideration shall be delivered in exchange therefor.

         (c) Conversion of ReadiCare Shares. Subject to Section 2.2(d), each issued and outstanding share of ReadiCare Common Stock (other than shares to be canceled in accordance with Section 2.1(b)) (collectively, the "Exchanging ReadiCare Shares") shall be converted into the right to receive .2425 (the
"Exchange Ratio") shares of HEALTHSOUTH Common Stock, as may be adjusted as provided below (the "Merger Consideration"); provided, however, that (i) if the Base Period Trading Price (as defined below) shall be greater than $38.30, then the Exchange Ratio shall be equal to the quotient obtained by dividing $9.29 by the Base Period Trading Price, computed to four decimal places, (ii) if the Base Period Trading Price shall be less than $30.60, then the Exchange Ratio shall be equal to the quotient obtained by dividing $7.42 by the Base Period Trading
Price, computed to four decimal places, and (iii) if the Base Period Trading Price shall be less than $27.20, then the Exchange Ratio shall be .2728. In the event that any of the situations described in clauses (i) - (iii) of the preceding sentence occurs, then the Merger Consideration shall be adjusted accordingly. For purposes of this Plan of Merger, the term "Base Period Trading Price" shall mean the average daily closing prices per share for the shares of HEALTHSOUTH Common Stock for the 20 consecutive trading days on which such shares are actually traded (as reported on the New York Stock Exchange Composite Transaction Tape as reported in The

Wall Street Journal, Eastern Edition, or if not reported thereby, any other authoritative source) ending at the close of trading on the second New York Stock Exchange trading day immediately preceding the date of the Special Meeting (as defined in Section 7.3) (such period being herein called the "Base Period"). Promptly after the close of trading on such day, the parties shall issue a joint press release publicly announcing the Exchange Ratio. As of the Effective Time, all such Exchanging ReadiCare Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any Exchanging ReadiCare Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of HEALTHSOUTH Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 2.2, without interest.

         (d) Stock Options and Warrants. At the Effective Time, all rights with respect to ReadiCare Common Stock pursuant to any ReadiCare stock options or ReadiCare warrants which are outstanding at the Effective Time, whether or not then exercisable, shall be converted into and become rights with respect to HEALTHSOUTH Common Stock, and HEALTHSOUTH shall assume each ReadiCare stock option or ReadiCare warrant, in accordance with the terms of any stock option plan under which it was issued and any stock option agreement or warrant agreement, as the case may be, by which it is evidenced. It is intended that the foregoing provisions shall be undertaken in a manner that will not constitute a "modification" as defined in Section 425 of the Code, as to any stock option which is an "incentive stock option". Each ReadiCare stock option or warrant so assumed shall be exercisable for that number of shares of HEALTHSOUTH Common Stock equal to the number of ReadiCare shares subject thereto multiplied by the Exchange Ratio, and shall have an exercise price per share equal to the ReadiCare exercise price divided by the Exchange Ratio.

         (e) Anti-Dilution Provisions. If after the date hereof and prior to the Effective Time HEALTHSOUTH shall have declared a stock split (including a reverse split) of HEALTHSOUTH Common Stock or a dividend payable in HEALTHSOUTH Common Stock, or any other distribution of securities or dividend (in cash or otherwise) to holders of HEALTHSOUTH Common Stock with respect to their HEALTHSOUTH Common Stock (including without limitation such a distribution or dividend made in connection with a recapitalization, reclassification, merger, consolidation, reorganization, reclassification, merger, consolidation, reorganization or similar transaction) then (i) the amounts $38.30, $30.60 and $27.20 referred to in Section 2.1(c), and the Exchange Ratio, shall be appropriately adjusted to reflect such stock split or dividend or other distribution of securities and
(ii) if such stock split, dividend or distribution has a record date during or after the Base Period and prior to the Effective Time, then the number of shares of HEALTHSOUTH Common Stock to be issued upon conversion of a share of ReadiCare Common Stock pursuant to Section 2.1(c) shall be appropriately adjusted to reflect such stock split, dividend or other distribution of securities.

         2.2 Exchange of Certificates. (a) Exchange Agent. Prior to the Effective Time, HEALTH- SOUTH shall enter into an agreement with such bank or trust company as may be designated by HEALTHSOUTH (the "Exchange Agent") which provides that HEALTHSOUTH shall deposit with the Exchange Agent as of the Effective Time, for the benefit of the holders of Exchanging ReadiCare Shares, for exchange in accordance with this Section 2, through the Exchange Agent, certificates representing the shares of HEALTHSOUTH Common Stock (such shares of HEALTHSOUTH Common Stock, together with any dividends or distributions with respect thereto with a record date after the Effective Time, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of ReadiCare Common Stock.

         (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding shares of ReadiCare Common Stock (the "Certificates") whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as HEALTHSOUTH may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of HEALTHSOUTH Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by HEALTHSOUTH, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of HEALTHSOUTH Common Stock which such holder has the right to receive pursuant to the provisions of this Section 2, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of ReadiCare Common Stock which is not registered in the transfer records of ReadiCare, a certificate representing the proper number of shares of HEALTHSOUTH Common Stock may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the issuance of shares of HEALTHSOUTH Common Stock to a person other than the registered holder of such Certificate or establish to the satisfaction of HEALTHSOUTH that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of HEALTHSOUTH Common Stock and cash in lieu of any fractional shares of HEALTHSOUTH Common Stock as contemplated by this
Section 2.2. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of HEALTHSOUTH Common Stock. To the extent permitted by law, former stockholders of record of ReadiCare shall be entitled to vote after the Effective Time at any meeting of HEALTHSOUTH stockholders the number of whole shares of HEALTHSOUTH Common Stock into which their respective shares of ReadiCare Common Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing HEALTHSOUTH Common Stock in accordance with this Section 2.2.

         (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to HEALTHSOUTH Common Stock with a record date after the Effective Time of the Merger shall be paid to the holder of any unsurrendered Certificate with respect to the shares of HEALTHSOUTH Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the surrender of such Certificate in accordance with this Section 2. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificate representing whole shares of HEALTH- SOUTH Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of HEALTHSOUTH Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of HEALTH- SOUTH Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole shares of HEALTHSOUTH Common Stock.

         (d) No Further Ownership Rights in Exchanging ReadiCare Shares. All shares of HEALTH- SOUTH Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Section 2 (including any cash paid pursuant to Section 2.2(c) or 2.2(e) ) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Exchanging ReadiCare Shares theretofore represented by such Certificates. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 2, except as otherwise provided by law.

         (e) No Fractional Shares. No certificates or scrip representing fractional shares of HEALTH- SOUTH Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of HEALTHSOUTH. Notwithstanding any other provision of this Plan of Merger, each holder of Exchanging ReadiCare Shares exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of HEALTHSOUTH Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of HEALTHSOUTH Common Stock multiplied by the Base Period Trading Price.

         (f) Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to HEALTHSOUTH, upon demand, and any holders of the Certificates who have not theretofore complied with this Section 2 shall thereafter look only to HEALTHSOUTH for payment of HEALTH- SOUTH Common Stock, any cash in lieu of fractional shares of HEALTHSOUTH Common Stock and any dividends or distributions with respect to HEALTHSOUTH Common Stock.

         (g) No Liability. None of HEALTHSOUTH, the Subsidiary, ReadiCare or the Exchange Agent shall be liable to any person in respect of any shares of HEALTHSOUTH Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates shall not have been surrendered prior to seven years after the Effective Time (or immediately prior to such earlier date on which any shares of HEALTHSOUTH Common Stock, any cash in lieu of fractional shares of HEALTHSOUTH Common Stock or any dividends or distributions with respect to HEALTH-

SOUTH Common Stock in respect of such Certificates would otherwise escheat to or become the property of any governmental entity), any such shares, cash, dividends or distributions in respect of such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

         (h) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund in deposit accounts or short-term money market instruments, as directed by HEALTHSOUTH, on a daily basis. Any interest and other income resulting from such investments shall be paid to HEALTHSOUTH.

         2.3 Certificate of Incorporation of Surviving Corporation. The Certificate of Incorporation of ReadiCare shall be amended and restated, effective at the Effective Time, in a manner satisfactory to HEALTHSOUTH. The Certificate of Incorporation of ReadiCare, as so amended and restated, shall become the Certificate of Incorporation of the Surviving Corporation from and after the Effective Time and until thereafter amended as provided by law.

         2.4 Bylaws of the Surviving Corporation. The Bylaws of the Subsidiary shall be the Bylaws of the Surviving Corporation from and after the Effective Time and until thereafter altered, amended or repealed in accordance with the laws of the State of Delaware, the Certificate of Incorporation of ReadiCare and the said Bylaws.

         2.5 Directors and Officers of the Surviving Corporation. The Directors and officers of the Subsidiary immediately prior to the Effective Time shall be the Directors and officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

         2.6 Assets, Liabilities, Reserves and Accounts. At the Effective Time, the assets, liabilities, reserves and accounts of each of the Subsidiary and ReadiCare shall be taken up on the books of the Surviving Corporation at the amounts at which they respectively shall be carried on the books of said corporations immediately prior to the Effective Time, except as otherwise set forth in the Plan of Merger and subject to such adjustments, or elimination of intercompany items, as may be appropriate in giving effect to the Merger in accordance with generally accepted accounting principles.

         2.7 Corporate Acts of the Subsidiary. All corporate acts, plans, policies, approvals and authorizations of the Subsidiary, its sole stockholder, its Board of Directors, committees elected or appointed by the Board of Directors, and all officers and agents, valid immediately prior to the Effective Time, shall be those of the Surviving Corporation and shall be as effective and binding thereon as they were with respect to the Subsidiary. The employees and agents of the Subsidiary shall become the employees and agents of the Surviving Corporation and continue to be entitled to the same rights and benefits which they enjoyed as employees and agents of the Subsidiary.

Section 3.        REPRESENTATIONS AND WARRANTIES OF READICARE.

         ReadiCare hereby represents and warrants to HEALTHSOUTH and the Subsidiary as follows:

         3.1 Organization, Existence and Good Standing. ReadiCare is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. ReadiCare has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted. ReadiCare is not, and has not been within the two years immediately preceding the date of this Plan of Merger, a subsidiary or division of another corporation, nor has ReadiCare within such time owned, directly or indirectly, any shares of HEALTHSOUTH Common Stock or Subsidiary Common Stock.

         3.2 ReadiCare Capital Stock. ReadiCare's authorized capital consists of 15,000,000 shares of ReadiCare Common Stock, par value $.01 per share, of which 8,252,949 shares were issued and outstanding as of May 31, 1996, and none of which shares are issued and held as treasury shares, and 1,000,000 shares of Preferred Stock, none of which shares are issued and outstanding or held as treasury stock. All of the issued and outstanding shares of ReadiCare Common Stock are duly and validly issued, fully paid and nonassessable. Except as set forth on Exhibit 3.2 to the Disclosure Schedule delivered by ReadiCare to HEALTHSOUTH simultaneously with the execution and delivery hereof (the "Disclosure Schedule") or otherwise disclosed in the ReadiCare Annual Report on Form 10-K for the fiscal year ended February 29, 1996 (the "ReadiCare 10-K"), there are no options, warrants, or similar rights granted by ReadiCare or any other agreements to which ReadiCare is a party providing for the issuance or sale by it of any additional securities which would remain in effect after the Effective Time, other than those reflected in the ReadiCare 10-K. There is no liability for dividends declared or accumulated but unpaid with respect to any of the shares of ReadiCare Common Stock. ReadiCare has not made any distributions to any holders of ReadiCare Common Stock or participated in or effected any issuance, exchange or retirement of shares of ReadiCare Common Stock, or otherwise changed the equity interests of holders of ReadiCare Common Stock, in contemplation of effecting the Merger within the two years immediately preceding the date of this Plan of Merger. Any shares of ReadiCare Common Stock that ReadiCare has re-acquired during the two years immediately preceding the date of this Plan of Merger have been so re-acquired only for purposes other than "business combinations", as such term is defined in Accounting Principles Board Opinion No. 16, as amended ("Business Combinations").

         3.3 Subsidiaries. Attached to the Disclosure Schedule as Exhibit 3.3 is a list of all subsidiaries of ReadiCare (individually, a "ReadiCare Subsidiary", and collectively, the "ReadiCare Subsidiaries") and their states of incorporation. Except as set forth on Exhibit 3.3, ReadiCare does not own stock or other equity interest in and does not control, directly or indirectly, any other corporation, partnership, joint venture, limited liability company, association or business organization.

         3.4 Organization, Existence and Good Standing of ReadiCare Subsidiaries. Each ReadiCare Subsidiary is a corporation or a professional corporation duly organized, validly existing and in good standing under the laws of its respective state of incorporation. Each ReadiCare Subsidiary has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted.

         3.5 Foreign Qualifications. Each of ReadiCare and each ReadiCare Subsidiary is qualified to do business as a foreign corporation, foreign limited partnership or foreign limited liability company, as the case may be, and is in good standing in each jurisdiction where the nature or character of the property owned, leased or operated by it or the nature of the business transacted by it makes such qualification necessary, except where the failure to so qualify would not have a material adverse effect on ReadiCare.

         3.6 Power and Authority. Subject to the satisfaction of the conditions precedent set forth herein, ReadiCare has the corporate power to execute, deliver and perform the Plan of Merger and all agreements and other documents executed and delivered or to be executed and delivered by it pursuant to the Plan of Merger, and, subject to the satisfaction of the conditions precedent set forth herein has taken all action required by its Certificate of Incorporation, Bylaws or otherwise, to authorize the execution, delivery and performance of the Plan of Merger and such related documents. Except as set forth on Exhibit 3.6 to the Disclosure Schedule, the execution and delivery of the Plan of Merger does not and, subject to the receipt of required stockholder and regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger will not, violate any provisions of the Certificate of Incorporation of ReadiCare or any provisions of, or result in the acceleration of any obligation under, any material mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree, to which ReadiCare or any ReadiCare Subsidiary is a party, or by which it is bound, or violate any restrictions of any kind to which it is subject which, if violated or accelerated, would have a material adverse effect on ReadiCare. The execution and delivery of this Agreement has been approved by the Board of Directors of ReadiCare. This Agreement has been duly executed and delivered by ReadiCare and, assuming the receipt of required stockholder and regulatory approvals and further assuming that this Agreement constitutes a valid and binding obligation of HEALTHSOUTH and the Subsidiary, as the case may be, constitutes a valid and binding obligation of ReadiCare, enforceable against ReadiCare in accordance with its terms.

         3.7 ReadiCare Public Information. ReadiCare has heretofore furnished HEALTHSOUTH with a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by it with the Securities and Exchange Commission (the "SEC") (as any such documents have since the time of their original filing been amended, the "ReadiCare Documents") since January 1, 1995, which are all the documents (other than preliminary material) that it was required to file with the SEC from such date through the date of this Plan of Merger. As of their respective dates, the ReadiCare Documents did not contain any untrue statements of material facts or omit to state material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the ReadiCare Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under such statutes. The financial statements contained in the ReadiCare Documents, together with the notes thereto, have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, as permitted by Form 10-Q), reflect all known liabilities of ReadiCare required to be stated therein, including all known contingent liabilities as of the end of each period reflected therein, and present fairly the financial condition of ReadiCare at said dates and the consolidated results of operations and cash flows of ReadiCare for the periods then ended. The consolidated balance sheet of ReadiCare at May 31, 1996 included in the ReadiCare Documents is herein sometimes referred to as the "ReadiCare Balance Sheet".


         3.8 Revenue Analysis. Exhibit 3.8 to the Disclosure Schedule sets forth an analysis of net patient revenues by facility for each facility operated by ReadiCare or any ReadiCare Subsidiary describing net patient revenues for the month ended May 31, 1996 and the three-month period ended May 31, 1996. Such revenue analysis is true and correct in all material respects.

         3.9 Legal Proceedings. Except as disclosed in the ReadiCare Documents or on Exhibit 3.9 to the Disclosure Schedule, there is no material litigation, governmental investigation or other proceeding pending or, so far as is known to ReadiCare, threatened against or relating to ReadiCare, its properties or business, or the transaction contemplated by the Plan of Merger and, so far as is known to ReadiCare, no basis for any such action exists.

         3.10 Contracts, etc. (a) All material contracts, leases, agreements and arrangements to which ReadiCare or any of the ReadiCare Subsidiaries is a party are legally valid and binding in accordance with their terms and in full force and effect. To the knowledge of ReadiCare, no party is in default thereunder, and no event has occurred which, but for the passage of time or the giving of notice or both, would constitute a default thereunder, except, in each case, where the invalidity of the lease, contract, agreement or arrangement or the default or breach thereunder or thereof would not, individually or in the aggregate, have a material adverse effect on ReadiCare.

         (b) Except as set forth on Exhibit 3.10 to the Disclosure Schedule, no contract or agreement to which ReadiCare or any ReadiCare Subsidiary is a party will, by its terms, terminate as a result of the transactions contemplated hereby or require any consent from any obligor thereto in order to remain in full force and effect immediately after the Effective Time, except for contracts or agreements which, if terminated, would not have a material adverse effect on ReadiCare.

         (c) Except as set forth on Exhibit 3.10 to the Disclosure Schedule, neither ReadiCare nor any ReadiCare Subsidiary has granted any right of first refusal or similar right in favor of any third party with respect to any material portion of its properties or assets or entered into any non-competition agreement or similar agreement restricting its ability to engage in any business in any location.

         3.11 Subsequent Events. Except as set forth on Exhibit 3.11 to the Disclosure Schedule or disclosed in the ReadiCare Documents, ReadiCare has not, since the date of the last-filed ReadiCare Document:

                  (a) Incurred any material adverse change, including, but not limited to, any material adverse change in patient visits from those reflected on Exhibit 3.8.

                  (b) Discharged or satisfied any material lien or encumbrance, or paid or satisfied any material obligation or liability (absolute, accrued, contingent or otherwise) other than (i) liabilities shown or reflected on the ReadiCare Balance Sheet or (ii) liabilities incurred since the date of the last-filed ReadiCare Document in the ordinary course of business, which discharge or satisfaction would have a material adverse effect on ReadiCare.

                  (c) Increased or established any reserve for taxes or any other liability on its books or otherwise provided therefor which would have a material adverse effect on ReadiCare, except as may have been required due to income or operations of ReadiCare since the date of the last-filed ReadiCare Document.

                  (d) Mortgaged, pledged or subjected to any lien, charge or other encumbrance any of the assets, tangible or intangible, which assets are material to the consolidated business or financial condition of ReadiCare.

                  (e) Sold or transferred any of the assets material to the consolidated business of ReadiCare, cancelled any material debts or claims or waived any material rights, except in the ordinary course of business.

                  (f) Granted any general or uniform increase in the rates of pay of employees or any material increase in salary payable or to become payable by ReadiCare to any officer or employee, consultant or agent (other than normal merit increases), or by means of any bonus or pension plan, contract or other commitment, increased in a material respect the compensation of any officer, employee, consultant or agent.

                  (g) Except for this Plan of Merger and any other agreement executed and delivered pursuant to this Plan of Merger, entered into any material transaction other than in the ordinary course of business or permitted under other Sections hereof.

                  (h) Issued any stock, bonds or other securities, other than stock options granted to employees, directors or consultants of ReadiCare or warrants granted to third parties, all of which are disclosed on Exhibit 3.2 to the Disclosure Schedule or in the ReadiCare Documents.

         3.12 Accounts Receivable. (a) Since the date of the ReadiCare 10-K, ReadiCare has not changed any material principle or practice with respect to the recordation of accounts receivable or the calculation of reserves therefor, or any material collection, discount or write-off policy or procedure. ReadiCare (including the ReadiCare Subsidiaries) is in compliance with the terms and conditions of all third-party payor arrangements relating to its accounts receivable, except to the extent that such noncompliance would not have a material adverse effect on ReadiCare.

         (b) Without limiting the generality of the foregoing, ReadiCare and each ReadiCare Subsidiary is in compliance with all Medicare and Medicaid provider agreements to which it is a party, except to the extent that such noncompliance would not have a material adverse effect on ReadiCare.

         3.13 Tax Returns. ReadiCare has filed all tax returns required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, except to the extent that such failures to file, taken together, do not have a material adverse effect on ReadiCare. ReadiCare has made all payments shown as due on such returns. ReadiCare has not been notified that any tax returns of ReadiCare are currently under audit by the Internal Revenue Service or any state or local tax agency. No agreements have been made by ReadiCare for the extension of time or the waiver of the statute of limitations for the assessment or payment of any federal, state or local taxes.

         3.14 Commissions and Fees. Except for fees payable to Crowell, Weedon & Co. ("Crowell Weedon"), there are no valid claims for brokerage commissions or finder's or similar fees in connection with the transactions contemplated by this Plan of Merger which may be now or hereafter asserted against HEALTHSOUTH resulting from any action taken by ReadiCare or its stockholders, officers or Directors, or any of them.

         3.15 Employee Benefit Plans; Employment Matters. (a) Except as described in the ReadiCare Documents or set forth on Exhibit 3.15(a) to the Disclosure Schedule, ReadiCare has neither established nor maintains nor is obligated to make contributions to or under or otherwise participate in (a) any bonus or other type of incentive compensation plan, program, agreement, policy, commitment, contract or arrangement (whether or not set forth in a written document), (b) any pension, profit-sharing, retirement or other plan, program or arrangement, or (c) any other employee benefit plan, fund or program, including, but not limited to, those described in Section 3(3) of ERISA. All such plans (individually, a "Plan" and collectively, the "Plans") have been operated and administered in all material respects in accordance with, as applicable, ERISA, the Internal Revenue Code of 1986, as amended, Title VII of the Civil Rights Act of 1964, as amended, the Equal Pay Act of 1967, as amended, the Age Discrimination in Employment Act of 1967, as amended, and the related rules and regulations adopted by those federal agencies responsible for the administration of such laws. No act or failure to act by ReadiCare has resulted in a "prohibited transaction" (as defined in ERISA) with respect to the Plans that is not subject to a statutory or regulatory exception. No "reportable event" (as defined in ERISA) has occurred with respect to any of the Plans which is subject to Title IV of ERISA. ReadiCare has not previously made, is not currently making, and is not obligated in any way to make, any contributions to any multi-employer plan within the meaning of the Multi-Employer Pension Plan Amendments Act of 1980.

         (b) Except as  described  in the  ReadiCare  Documents  or set forth on
Exhibit 3.15(b) to the Disclosure Schedule, ReadiCare is not a party to any oral or written (i) union, guild or collective bargaining agreement which agreement covers employees in the United States (nor is it aware of any union organizing activity currently being conducted in respect to any of its employees), (ii) agreement with any executive officer or other key employee the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction of the nature contemplated by this Plan of Merger and which provides for the payment of in excess of $50,000, or (iii) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Plan of Merger or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Plan of Merger.

         3.16  Compliance  with Laws in General.  Except as set forth on Exhibit
3.16 to the Disclosure Schedule or disclosed in the ReadiCare Documents, ReadiCare has not received any notices of material violations of any federal, state and local laws, regulations and ordinances relating to its business and operations, including, without limitation, the Federal Environmental Protection Act, the Occupational Safety and Health Act, the Americans with Disabilities Act, the Medicare or applicable Medicaid statutes and regulations, the California Workers' Compensation Health Care Provider Organization Act of 1993, any other statutes or regulations relating to the provision of workers' compensation healthcare services and any Environmental Laws, and no notice of any pending inspection or violation of any such law, regulation or ordinance has been received by ReadiCare which, if it were determined that a violation had occurred, would have a material effect on ReadiCare.

         3.17 Licenses, Accreditation and Regulatory Approvals. ReadiCare and the ReadiCare Subsidiaries hold all licenses, permits, certificates of need and other regulatory approvals which are needed or required by law with respect to their businesses, operations and facilities as they are currently or presently conducted, including, but not limited to, certification as a Workers' Compensation Health Care Provider Organization in the State of California (collectively, the "Licenses"), except where the failure to possess such Licenses does not have a material adverse effect on ReadiCare. All such Licenses are in full force and effect, and ReadiCare is in compliance in all material respects with all conditions and requirements of the Licenses and with all rules and regulations relating thereto. ReadiCare and the ReadiCare Subsidiaries are, to the extent applicable to their operations, (i) eligible to receive payment under Titles XVIII and XIX of the Social Security Act, (ii) providers under existing provider agreements with the Medicare program through the applicable intermediaries and (iii) in compliance with the conditions of participation in the Medicare program except for such noncompliance as does not have a material adverse effect on ReadiCare. ReadiCare and the ReadiCare Subsidiaries have timely filed all requisite claims and other reports required to be filed in connection with the Medicare, Medicaid and other governmental health programs due on or before the date hereof, all of which were, when filed, complete and correct in all material respects. There are no current claims, actions or appeals pending, and neither ReadiCare nor the ReadiCare Subsidiaries have filed any claims or reports which should result in such claims, actions or appeals, before any commission, board or agency, including, without limitation, any intermediary or carrier, the Provider Reimbursement Review Board or the Administrator of the Health Care Financing Administration with respect to any Medicare claims, or any disallowances in connection with any audit of claims, which could have a material adverse effect on ReadiCare. The amounts established as provisions for adjustments by Medicare, Medicaid and other third-party payors on the financial statements set forth in the last-filed ReadiCare Document are sufficient to pay any amounts for which ReadiCare may be liable. To the knowledge of ReadiCare, neither ReadiCare nor the ReadiCare Subsidiaries nor their respective employees have committed a violation of the Medicare and Medicaid fraud and abuse provisions of the Social Security Act or any similar provisions of any other federal or state law. Except as disclosed in the ReadiCare Documents, any and all past litigation concerning such Licenses, regulatory approvals, and all claims and causes of action raised therein, has been finally adjudicated. No such License has been revoked, conditioned (except as may be customary) or restricted, and, except as disclosed in the ReadiCare Documents, no action
(equitable, legal or administrative), arbitration or other process is pending, or to the knowledge of ReadiCare, threatened, which in any way challenges the validly of, or seeks to revoke, condition or restrict any such License. Subject to compliance with applicable securities laws, the Hart Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and state or local statutes, rules or regulations requiring notice, approval, or other action upon the occurrence of a change in control of ReadiCare or any of the ReadiCare Subsidiaries, the consummation of the Merger will not violate any law or regulation to which ReadiCare is subject which, if violated, would have a material adverse effect on ReadiCare.

         3.18 Retirement or Re-Acquisition of HEALTHSOUTH Common Stock. ReadiCare is not a party to any agreement the effect of which would be to require HEALTHSOUTH directly or indirectly to retire or re-acquire all or part of the shares of HEALTHSOUTH Common Stock issued pursuant to Section 2.1 hereof.

         3.19 Disposition of Assets of Surviving Corporation. ReadiCare is not a party to any plan to dispose of a significant part of the assets of the Surviving Corporation within two years after the Closing

Date,  other  than  dispositions  in the  ordinary  course  of  business  of the
Surviving   Corporation  and  dispositions   intended  to  eliminate   duplicate
facilities or excess capacity.

         3.20 Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of the ReadiCare Common Stock entitled to vote thereon is the only vote of the holders of any class or series of ReadiCare capital stock necessary to approve this Plan of Merger, the Merger and the transactions contemplated hereby.

         3.21 Opinion of Financial Advisor. ReadiCare has received the oral opinion of Crowell Weedon to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the holders of ReadiCare Shares from a financial point of view, a written copy of which opinion will be delivered by ReadiCare to HEALTHSOUTH prior to the date on which the definitive proxy materials for the Proxy Statement (as defined in Section 7.4(a)) are filed with the SEC.

         3.22 No Untrue Representations. No representation or warranty by ReadiCare in this Plan of Merger, and no Exhibit or certificate issued by ReadiCare and furnished or to be furnished to HEALTH- SOUTH pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact in response to the disclosure requested, or omits or will omit to state a material fact necessary to make the statements or facts contained therein in response to the disclosure requested not misleading in light of all of the circumstances then prevailing.

Section 4.   REPRESENTATIONS AND WARRANTIES OF THE SUBSIDIARY AND HEALTHSOUTH.

         The Subsidiary and HEALTHSOUTH, jointly and severally, hereby represent and warrant to ReadiCare as follows:

         4.1 Organization, Existence and Capital Stock. The Subsidiary is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware. The Subsidiary's authorized capital consists of 1,000 shares of Common Stock, par value $.01 per share, all of which shares are issued and registered in the name of HEALTHSOUTH. The Subsidiary has not, within the two years immediately preceding the date of this Plan of Merger, owned, directly or indirectly, any shares of ReadiCare Common Stock.

         4.2 Power and Authority. The Subsidiary has corporate power to execute, deliver and perform the Plan of Merger and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to the Plan of Merger, and, subject to the satisfaction of the conditions precedent set forth herein, has taken all actions required by law, its Certificate of Incorporation, its Bylaws or otherwise, to authorize the execution and delivery of the Plan of Merger and such related documents. The execution and delivery of the Plan of Merger does not and, subject to the receipt of required stockholder and regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger contemplated hereby will not, violate any provisions of the Certificate of Incorporation or Bylaws of the Subsidiary, or any agreement, instrument, order, judgment or decree to which the Subsidiary is a party or by which it is bound, violate any restrictions of any kind to which the Subsidiary is subject, or result in the creation of any lien, charge or encumbrance upon any of the property or assets of the Subsidiary.

         4.3 No Subsidiaries. The Subsidiary does not own stock in, and does not control directly or indirectly, any other corporation, association or business organization. The Subsidiary is not a party to any joint venture or partnership.

         4.4 Legal Proceedings. There are no actions, suits or proceedings pending or threatened against the Subsidiary, at law or in equity, relating to or affecting the Subsidiary, including the Merger. The Subsidiary does not know or have any reasonable grounds to know of any justification for any such action, suit or proceeding.

         4.5 No Contracts or Liabilities. Other than the obligations created under the Plan of Merger, the Subsidiary is not obligated under any contracts, claims, leases, liabilities (contingent or otherwise), loans or otherwise.

Section 5.        REPRESENTATIONS AND WARRANTIES OF HEALTHSOUTH.

         HEALTHSOUTH hereby represents and warrants to ReadiCare as follows:

         5.1 Organization, Existence and Good Standing. HEALTHSOUTH is a corporation duly organized and validly existing and is in good standing under the laws of the State of Delaware. HEALTHSOUTH has all necessary corporate power to own its properties and assets and to carry on its business as presently conducted. HEALTHSOUTH is duly qualified to do business and is in good standing in all jurisdictions in which the character of the property owned, leased or operated or the nature of the business transacted by it makes qualification necessary. HEALTHSOUTH is not, and has not been within the two years immediately preceding the date of this Plan of Merger, a subsidiary or division of another corporation, nor has HEALTHSOUTH within such time owned, directly or indirectly, any shares of ReadiCare Common Stock.

         5.2 Power and Authority. HEALTHSOUTH has corporate power to execute, deliver and perform the Plan of Merger and all agreements and other documents executed and delivered, or to be executed and delivered, by it pursuant to the Plan of Merger, and, subject to the satisfaction of the conditions precedent set forth herein has taken all actions required by law, its Certificate of Incorporation, its Bylaws or otherwise, to authorize the execution and delivery of the Plan of Merger and such related documents. The execution and delivery of the Plan of Merger does not and, subject to the receipt of required stockholder and regulatory approvals and any other required third-party consents or approvals, the consummation of the Merger contemplated hereby will not, violate any provisions of the Certificate of Incorporation or Bylaws of HEALTHSOUTH, or any provision of, or result in the acceleration of any obligation under, any mortgage, lien, lease, agreement, instrument, order, arbitration award, judgment or decree to which HEALTHSOUTH is a party or by which it is bound, or violate any restrictions of any kind to which HEALTHSOUTH is subject. The execution and delivery of this Agreement has been approved by the Board of Directors of HEALTHSOUTH. This Agreement has been duly executed and delivered by HEALTHSOUTH and the Subsidiary and, assuming the receipt of required regulatory approvals and further assuming that this Agreement constitutes a valid and binding obligation of ReadiCare, constitutes a valid and binding obligation of HEALTHSOUTH and the Subsidiary, enforceable against HEALTHSOUTH and the Subsidiary in accordance with its terms.

         5.3 HEALTHSOUTH Common Stock. On the Closing Date, HEALTHSOUTH will have a sufficient number of authorized but unissued and/or treasury shares of its Common Stock available for issuance to the holders of ReadiCare Shares in accordance with the provisions of the Plan of Merger. The HEALTHSOUTH Common Stock to be issued pursuant to the Plan of Merger will, when so delivered, be (i) duly and validly issued, fully paid and nonassessable, (ii) issued pursuant to an effective registration statement under the Securities Act of 1933, as amended, and (iii) authorized for listing on the New York Stock Exchange, Inc. (the "Exchange") upon official notice of issuance.

         5.4 Capitalization. HEALTHSOUTH's authorized capital stock consists of 1,500,000 shares of Preferred Stock, par value $.10 per share, of which no shares are issued and outstanding, and no shares are held in treasury, and 250,000,000 shares of Common Stock, par value $.01 per share, of which 155,051,946 shares are issued and outstanding, and 93,000 shares are held in treasury. All of the issued and outstanding shares of HEALTHSOUTH Common Stock have been duly and validly issued and are fully paid and non-assessable. Except as disclosed in the HEALTHSOUTH Annual Report on Form 10-K for the fiscal year ended December 31, 1995, as amended (the "HEALTHSOUTH 10-K"), there are no options, warrants, convertible debentures or similar rights granted by HEALTHSOUTH or any other agreements to which HEALTHSOUTH is a party providing for the issuance or sale by it of any additional securities, other than stock options granted in the ordinary course since such date. There is no liability for dividends declared or accumulated but unpaid with respect to any shares of HEALTH- SOUTH Common Stock. HEALTHSOUTH has not made any distributions to any holder of HEALTHSOUTH Common Stock or participated in or effected any issuance, exchange or retirement of HEALTHSOUTH Common Stock, or otherwise changed the equity interests of holders of HEALTHSOUTH Common Stock, in contemplation of effecting the Merger within the two years immediately preceding the date of this Plan of Merger. Any shares of HEALTHSOUTH Common Stock that HEALTHSOUTH has re-acquired during the two years immediately preceding the date of this Plan of Merger have been so re-acquired only for purposes other than Business Combinations.

         5.5 Subsidiary Common Stock. HEALTHSOUTH owns, beneficially and of record, all of the issued and outstanding shares of Subsidiary Common Stock, which are validly issued and outstanding, fully paid and nonassessable, free and clear of all liens and encumbrances. HEALTHSOUTH has the corporate power to endorse and surrender such Subsidiary Shares for cancellation pursuant to the Plan of Merger. HEALTHSOUTH has taken all such actions as may be required in its capacity as the sole stockholder of the Subsidiary to approve the Merger.

         5.6 HEALTHSOUTH Documents. HEALTHSOUTH has heretofore furnished ReadiCare with a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by it with the SEC (as any such documents have since the time of their original filing been amended, the "HEALTHSOUTH Documents") since January 1, 1995, which are all the documents
(other than preliminary material) that it was required to file with the SEC since such date. As of their respective dates, the HEALTHSOUTH Documents did not contain any untrue statements of material facts or omit to state material facts required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, the HEALTHSOUTH Documents complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated under such statutes. The financial statements contained in the HEALTHSOUTH Documents, together with the notes thereto, have been prepared in accordance with generally accepted accounting principles consistently followed throughout the periods indicated (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, as permitted by Form 10-Q), reflect all known liabilities of HEALTHSOUTH required to be stated therein, including all known contingent liabilities as of the end of each period reflected therein, and present fairly the financial condition of HEALTHSOUTH at said dates and the consolidated results of operations and cash flows of HEALTHSOUTH for the periods then ended.

         5.7 Investment Intent. HEALTHSOUTH is acquiring the shares of ReadiCare Common Stock hereunder for its own account and not with a view to the distribution or sale thereof, and HEALTHSOUTH has no understanding, agreement or arrangement to sell, distribute, partition or otherwise transfer or assign all or any part of the shares of ReadiCare Common Stock to any other person, firm or corporation.

         5.8 Legal Proceedings. Except as disclosed in the HEALTHSOUTH 10-K, there is no material litigation, governmental investigation or other proceeding pending or, so far as is known to HEALTHSOUTH, threatened against or relating to HEALTHSOUTH, its properties or business, or the transaction contemplated by the Plan of Merger and, so far as is known to HEALTHSOUTH, no basis for any such action exists.

         5.9 No Violations. Subject to compliance with applicable securities laws and the HSR Act, the consummation of the Merger will not violate any law or restriction to which HEALTHSOUTH is subject.

         5.10  Subsequent  Events.   Except  as  disclosed  in  the  HEALTHSOUTH
last-filed HEALTHSOUTH Document, HEALTHSOUTH has not, since the date of the last-filed HEALTHSOUTH Document:

                  (a)      Incurred any material adverse change.

                  (b) Discharged or satisfied any material lien or encumbrance, or paid or satisfied any material obligation or liability (absolute, accrued, contingent or otherwise) other than (i) liabilities shown or reflected on the March 31, 1996 Balance Sheet contained in the HEALTHSOUTH Quarterly Report on Form 10-Q for the quarter ended June 30, 1996 (the "HEALTHSOUTH 10-Q") or (ii) liabilities incurred since the date of the HEALTHSOUTH 10-Q in the ordinary course of business, which discharge or satisfaction would have a material adverse effect on HEALTHSOUTH.

                  (c) Increased or established any reserve for taxes or any other liability on its books or otherwise provided therefor which would have a material adverse effect on HEALTHSOUTH, except as may have been required due to income or operations of HEALTHSOUTH since June 30, 1996.

                  (d) Mortgaged, pledged or subjected to any lien, charge or other encumbrance any of the assets, tangible or intangible, which assets are material to the consolidated business or financial condition of HEALTHSOUTH.

                  (e) Sold or transferred any of the assets material to the consolidated business of HEALTHSOUTH, cancelled any material debts or claims or waived any material rights, except in the ordinary course of business.

                  (f) Granted any general or uniform increase in the rates of pay of employees or any material increase in salary payable or to become payable by HEALTHSOUTH to any officer or employee, consultant or agent (other than normal merit increases), or by means of any bonus or pension plan, contract or other commitment, increased in a material respect the compensation of any officer, employee, consultant or agent.

                  (g) Except for this Plan of Merger and any other agreement executed and delivered pursuant to this Plan of Merger, entered into any material transaction other than in the ordinary course of business or permitted under other Sections hereof.

                  (h) Issued any stock, bonds or other securities, other than stock options granted to employees or consultants of HEALTHSOUTH or warrants granted to third parties, all of which are described in the HEALTHSOUTH Documents.

         5.11 Retirement or Re-Acquisition of HEALTHSOUTH Common Stock. HEALTHSOUTH has not agreed directly or indirectly to retire or re-acquire all or part of the shares of HEALTHSOUTH Common Stock issued pursuant to Section 2.1 hereof.

         5.12 Disposition of Assets of Surviving Corporation. HEALTHSOUTH does not intend or plan to dispose of, or to cause the Surviving Corporation to dispose of, a significant part of the assets of the Surviving Corporation within two years after the Effective Time, other than dispositions in the ordinary course of business of the Surviving Corporation and dispositions intended to eliminate duplicate facilities or excess capacity.

         5.13 No Untrue Representation. No representation or warranty by HEALTHSOUTH in this Plan of Merger, and no Exhibit or certificate issued by HEALTHSOUTH and furnished or to be furnished to ReadiCare pursuant hereto, or in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact in response to the disclosure requested, or omits or will omit to state a material fact necessary to make the statement or facts contained therein in response to the disclosure requested not misleading in light of all of the circumstances then prevailing.

Section 6.        ACCESS TO INFORMATION AND DOCUMENTS.

         6.1 Access to Information. Between the date hereof and the Closing Date, each of ReadiCare and HEALTHSOUTH will give to the other party and its counsel, accountants and other representatives full access to all the properties, documents, contracts, personnel files and other records of such party and shall furnish the other party with copies of such documents and with such information with respect to the affairs of such party as the other party may from time to time reasonably request. Each party will disclose and make available to the other party and its representatives all books, contracts, accounts, personnel records, letters of intent, papers, records, communications with regulatory authorities and other documents relating to the business and operations of such party. In addition, ReadiCare shall make available to HEALTHSOUTH all such banking, investment and financial information as shall be necessary to allow for the efficient integration of ReadiCare's banking, investment and financial arrangements with those of HEALTHSOUTH at the Effective Time.

         6.2 Return of Records. If the transactions contemplated hereby are not consummated and this Plan of Merger terminates, each party agrees to promptly return all documents, contracts, records or properties of the other party and all copies thereof furnished pursuant to this Section 6 or otherwise. All information disclosed by any party or any affiliate or representative of any party shall be deemed to be  "Confidential  Information"  under the terms of the
Confidentiality Agreement dated August 8, 1996, between ReadiCare and HEALTHSOUTH (the "Confidentiality Agreement").

         6.3 Effect of Access. (a) Nothing contained in this Section 6 shall be deemed to create any duty or responsibility on the part of either party to investigate or evaluate the value, validity or enforceability of any contract, lease or other asset included in the assets of the other party.

         (b) With respect to matters as to which any party has made express representations or warranties herein, the parties shall be entitled to rely upon such express representations and warranties irrespective of any investigations made by such parties, except to the extent that such investigations result in actual knowledge of the inaccuracy or falsehood of particular representations and warranties.

Section 7.        COVENANTS.

         7.1 Preservation of Business. ReadiCare will use its best efforts to preserve the business organization of ReadiCare intact, to keep available to HEALTHSOUTH and the Surviving Corporation the services of the present employees of ReadiCare, and to preserve for HEALTHSOUTH and the Surviving Corporation the goodwill of the suppliers, customers and others having business relations with ReadiCare.

         7.2 Material Transactions. Prior to the Effective Time, ReadiCare will not (other than as required pursuant to the terms of the Plan of Merger and the related documents, and other than with respect to transactions for which binding commitments have been entered into prior to the date hereof which are described on Exhibit 7.2 to the Disclosure Schedule), without first obtaining the written consent of HEALTHSOUTH:

                  (a) Encumber any asset or enter into any transaction or make any contract or commitment relating to the properties, assets and business of ReadiCare, other than in the ordinary course of business or as otherwise disclosed herein.

                  (b) Enter into any employment contract which is not terminable upon notice of 30 days or less, at will, and without penalty to ReadiCare except as provided herein.

                  (c) Enter into any contract or agreement (i) which cannot be performed within three months or less, or (ii) which involves the expenditure of over $50,000.

                  (d) Issue or sell, or agree to issue or sell, any shares of capital stock or other securities of ReadiCare, except upon exercise of currently outstanding stock options or warrants.

                  (e) Make any payment or distribution to the trustee under any bonus, pension, profit-sharing or retirement plan or incur any obligation to make any such payment or contribution which is not in accordance with ReadiCare's usual past practice, or make any payment or contributions or incur any obligation pursuant to or in respect of any other plan or contract or arrangement providing for bonuses, executive incentive compensation, pensions, deferred compensation, retirement payments, profit-sharing or the like, establish or enter into any such plan, contract or arrangement, or terminate any Plan.

                  (f) Extend credit to anyone, except in the ordinary course of business consistent with prior practices.

                  (g)   Guarantee  the   obligation  of  any  person,   firm  or
         corporation, except in the ordinary course of business consistent with prior practices.

                  (h)      Amend its Certificate of Incorporation or Bylaws.

                  (i) Take any action of a character described in Section 3.11(a) to 3.11(h), inclusive.

         7.3 Meeting of ReadiCare Stockholders. (a) ReadiCare will take all steps necessary in accordance with their respective Certificates of Incorporation and Bylaws to call, give notice of, convene and hold a meeting of its stockholders (the "Special Meeting") as soon as practicable after the effectiveness of the Registration Statement (as defined in Section 7.4 hereof), for the purpose of approving this Plan of Merger and for such other purposes as may be necessary. Unless this Plan of Merger shall have been validly terminated as provided herein, the Board of Directors of ReadiCare (subject to the provisions of Section 8.1(d) hereof) will (i) recommend to ReadiCare's stockholders the approval of this Plan of Merger, the transactions contemplated hereby and any other matters to be submitted to the stockholders in connection therewith, to the extent that such approval is required by applicable law in order to consummate the Merger, and (ii) use reasonable, good faith efforts to obtain the approval by ReadiCare's stockholders of this Plan of Merger and the transactions contemplated hereby.

         (b) Nothing contained herein shall affect the right of ReadiCare to take action by written consent in lieu of meeting to the extent permitted by applicable law and its Certificate of Incorporation and Bylaws.

         7.4 Registration Statement. (a) HEALTHSOUTH shall prepare and file with the Securities and Exchange Commission and any other applicable regulatory bodies, as soon as reasonably practicable, a Registration Statement on Form S-4 with respect to the shares of HEALTHSOUTH Common Stock to be issued in the Merger (the "Registration Statement"), and will otherwise proceed promptly to satisfy the requirements of the Securities Act of 1933, including Rule 145 thereunder. Such Registration Statement shall contain a proxy statement of ReadiCare containing the information required by the Securities Exchange Act of 1934 (the "Proxy Statement"). HEALTHSOUTH shall take all reasonable steps to cause the Registration Statement to be declared effective and to maintain such effectiveness until all of the shares covered thereby have been distributed. HEALTHSOUTH shall promptly amend or supplement the Registration Statement to the extent necessary in order to make the statements therein not misleading or to correct any misstatements which have become false or misleading. HEALTHSOUTH shall use its reasonable, good faith efforts to have the Proxy Statement approved by the SEC under the provisions of the Securities Exchange Act of 1934. HEALTHSOUTH shall provide ReadiCare with copies of all filings made pursuant to this Section 7.4 and shall consult with ReadiCare on responses to any comments made by the Staff of the SEC with respect thereto.

         (b) The information specifically designated as being supplied by ReadiCare for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Proxy Statement is first mailed to holders of ReadiCare Common Stock, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information specifically designated as being supplied by ReadiCare for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to holders of ReadiCare Common Stock, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to ReadiCare, or its officers or directors, should be discovered by ReadiCare which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, ReadiCare shall promptly inform HEALTHSOUTH. All documents, if any, that ReadiCare is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the

Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

         (c) The information specifically designated as being supplied by HEALTHSOUTH for inclusion in the Registration Statement shall not, at the time the Registration Statement is declared effective, at the time the Proxy Statement is first mailed to holders of ReadiCare Common Stock, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The information specifically designated as being supplied by HEALTHSOUTH for inclusion in the Proxy Statement to be sent to the holders of ReadiCare Common Stock in connection with the Special Meeting shall not, at the date the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to holders of ReadiCare Common Stock, at the time of the Special Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or circumstance relating to HEALTHSOUTH or its officers or directors, should be discovered by HEALTHSOUTH which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, HEALTHSOUTH shall promptly inform ReadiCare and shall promptly file such amendment to the Registration Statement. All documents that HEALTHSOUTH is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

         (d) Prior to the Closing Date, HEALTHSOUTH shall use its reasonable, good faith efforts to cause the shares of HEALTHSOUTH Common Stock to be issued pursuant to the Merger to be registered or qualified under all applicable securities or Blue Sky laws of each of the states and territories of the United States, and to take any other actions which may be necessary to enable the Common Stock to be issued pursuant to the Merger to be distributed in each such jurisdiction.

         (e) Prior to the Closing Date, HEALTHSOUTH shall file an additional listing application (the "Listing Application") with the Exchange relating to the shares of HEALTHSOUTH Common Stock to be issued in connection with the Merger, and shall use its reasonable, good faith efforts to cause such shares of HEALTHSOUTH Common Stock to be approved for listing on the Exchange, upon official notice of issuance, prior to the Closing Date.

         (f) ReadiCare shall furnish all information to HEALTHSOUTH with respect to ReadiCare and the ReadiCare Subsidiaries and ReadiCare Other Entities as HEALTHSOUTH may reasonably request for inclusion in the Registration Statement, the Proxy Statement and the Listing Application, and shall otherwise cooperate with HEALTHSOUTH in the preparation and filing of such documents.

         7.5 Exemption from State Takeover Laws. ReadiCare shall take all reasonable steps necessary to exempt the Merger from the requirements of any state takeover statute or other similar state law which would prevent or impede the consummation of the transactions contemplated hereby, by action of ReadiCare's Board of Directors or otherwise.

         7.6 HSR Act Compliance. HEALTHSOUTH and ReadiCare shall promptly make their respective filings, and shall thereafter use their reasonable, good faith efforts to promptly make any required submissions, under the HSR Act with respect to the Merger and the transactions contemplated hereby. HEALTHSOUTH and ReadiCare will use their respective reasonable, good faith efforts to obtain all other permits, authorizations, consents and approvals from third parties and governmental authorities necessary to consummate the Merger and the transactions contemplated hereby.

         7.7 Public Disclosures. HEALTHSOUTH and ReadiCare will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Plan of Merger, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law or requirements of the Exchange. The parties shall issue a joint press release, mutually acceptable to HEALTHSOUTH and ReadiCare, promptly upon execution and delivery of this Plan of Merger.

         7.8 Resignation of ReadiCare Directors. On or prior to the Closing Date, ReadiCare shall deliver to HEALTHSOUTH evidence satisfactory to HEALTHSOUTH of the resignation of the Directors of ReadiCare, such resignations to be effective on the Closing Date.

         7.9 Notice of Subsequent Events. Each party hereto shall notify the other parties of any changes, additions or events which would cause any material change in or material addition to any Exhibit to the Disclosure Schedule delivered by the notifying party under this Plan of Merger, promptly after the occurrence of the same. If the effect of such change or addition would, individually or in the aggregate with the effect of changes or additions previously disclosed pursuant to this Section 7.9, constitute a material adverse effect on the notifying party, the non-notifying party may, within ten days after receipt of such notice, elect to terminate this Plan of Merger. If the non-notifying party does not give written notice of such termination within such 10-day period, the non-notifying party shall be deemed to have consented to such change or addition and shall not be entitled to terminate this Plan of Merger by reason thereof.

         7.10 No Solicitations. ReadiCare may, directly or indirectly, furnish information and access, in response to unsolicited requests therefor, to the same extent permitted by Section 6.1, to any corporation, partnership, person or other entity or group, pursuant to appropriate confidentiality agreements, and may participate in discussions and negotiate with such corporation, partnership, person or other entity or group concerning any proposal to acquire ReadiCare upon a merger, purchase of assets, purchase of or tender offer for shares of ReadiCare Common Stock or similar transaction (an "Acquisition Transaction"), if the Board of Directors of ReadiCare determines in its good faith judgment in the exercise of its fiduciary duties or the exercise of its duties under Rule 14e-2 under the Exchange Act, after consultation with legal counsel and its financial advisors, that such action is appropriate in furtherance of the best interest of its stockholders. Except as set forth above, ReadiCare shall not, and will direct each officer, director, employee, representative and agent of ReadiCare not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to any corporation, partnership, person or other entity or group (other than HEALTHSOUTH or an affiliate or associate or agent of HEALTHSOUTH) concerning any merger, sale of assets, sale of or tender offer for shares of ReadiCare Common Stock or similar transactions involving ReadiCare. ReadiCare shall promptly notify HEALTHSOUTH if it shall, on or after the date hereof, have entered into a confidentiality agreement with any third party in response to any unsolicited request for information and access in connection with a possible Acquisition Transaction involving such party, such notification to include the identity of such third party.

         7.11 Other Actions. Subject to the provisions of Section 7.10 hereof, none of ReadiCare, HEALTHSOUTH and the Subsidiary shall knowingly or intentionally take any action, or omit to take any action, if such action or omission would, or reasonably might be expected to, result in any of its representations and warranties set forth herein being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in this Plan of Merger not being satisfied, or (unless such action is required by applicable law) which would materially adversely affect the ability of ReadiCare or HEALTHSOUTH to obtain any consents or approvals required for the consummation of the Merger without imposition of a condition or restriction which would have a material adverse effect on the Surviving Corporation or which would otherwise materially impair the ability of ReadiCare or HEALTHSOUTH to consummate the Merger in accordance with the terms of this Plan of Merger or materially delay such consummation.

         7.12 Accounting Methods. Neither HEALTHSOUTH nor ReadiCare shall change, in any material respect, its methods of accounting in effect at its most recent fiscal year end, except as required by changes in generally accepted accounting principles as concurred in such parties' independent accountants.

         7.13 Pooling and Tax-Free Reorganization Treatment. Neither HEALTHSOUTH nor ReadiCare shall intentionally take or cause to be taken any action, whether on or before the Effective Time, which would disqualify the Merger as a "pooling of interests" for accounting purposes or as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

         7.14  Affiliate  and  Pooling   Agreements.   ReadiCare  will  use  its
reasonable, good faith efforts to cause each of its Directors and executive officers and each of its "affiliates" (within the meaning of Rule 145 under the Securities Act of 1933, as amended) to execute and deliver to HEALTHSOUTH as soon as practicable an agreement in the form attached hereto as Exhibit 7.14 relating to the disposition of shares of ReadiCare Common Stock and shares of HEALTHSOUTH Common Stock held by such person and the shares of HEALTHSOUTH Common Stock issuable pursuant to this Plan of Merger.

         7.15 Cooperation. (a) HEALTHSOUTH and ReadiCare shall together, or pursuant to an allocation of responsibility agreed to between them, (i) cooperate with one another in determining whether any filings required to be made or consents required to be obtained in any jurisdiction prior to the

Effective Time in connection with the consummation of the transactions contemplated hereby and cooperate in making any such filings promptly and in seeking to obtain timely any such consents, (ii) use their respective best efforts to cause to be lifted any injunction prohibiting the Merger, or any part thereof, or the other transactions contemplated hereby, and (iii) furnish to one another and to one another's counsel all such information as may be required to effect the foregoing actions.

         (b) Subject to the terms and conditions herein provided, and unless this Plan of Merger shall have been validly terminated as provided herein, each of HEALTHSOUTH and ReadiCare shall use all reasonable efforts (i) to take, or cause to be taken, all actions necessary to comply promptly with all legal requirements which may be imposed on such party (or any subsidiaries or affiliates of such party) with respect to the Plan of Merger and to consummate the transactions contemplated hereby, subject to the vote of ReadiCare's stockholders described above, and (ii) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any governmental entity and/or any other public or private third party which is required to be obtained or made by such party or any of its subsidiaries or affiliates in connection with this Plan of Merger and the transactions contemplated hereby Each of HEALTHSOUTH and ReadiCare will promptly cooperate with and furnish information to the other in connection with any such burden suffered by, or requirement imposed upon, either of them or any of their subsidiaries or affiliates in connection with the foregoing.

         7.16 ReadiCare Stock Options and Warrants. (a) As soon as reasonably practicable after the Effective Time of the Merger (but in any event within two weeks thereafter), HEALTHSOUTH shall deliver to the holders of ReadiCare stock options and warrants appropriate notices setting forth such holders' rights pursuant to any stock option plans under which such ReadiCare stock options were issued and any stock option agreements or warrant agreements evidencing such options or warrants, which shall continue in full force and effect on the same terms and conditions (subject to the adjustments required by Sections 2.1(d) or this Section 7.16 after giving effect to the Merger and the assumption of such options and warrants by HEALTHSOUTH as set forth herein) as in effect immediately prior to the Effective Time. HEALTHSOUTH shall comply with the terms of the stock option plans, the stock option agreements and the warrant agreements as so adjusted, and shall use its reasonable, good faith efforts to ensure, to the extent required by, and subject to the provisions of, such plans or agreements, that the ReadiCare stock options which qualified as incentive stock options prior to the Effective Time shall continue to qualify as incentive stock options after the Effective Time.

         (b) HEALTHSOUTH shall take all corporate action necessary to reserve for issuance a sufficient number of shares of HEALTHSOUTH Common Stock for delivery upon exercise of the ReadiCare stock options and warrants assumed by HEALTHSOUTH in accordance with Section 2.1(d). As soon as practicable after the Effective Time (but in any event within two weeks thereafter), HEALTH- SOUTH shall file with the SEC a registration statement on Form S-8 with respect to shares of HEALTH- SOUTH Common Stock subject to such ReadiCare stock options and shall use its best efforts to maintain the effectiveness of a registration statement or registration statements covering such options (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such ReadiCare stock options remain outstanding. HEALTHSOUTH shall administer the plans assumed pursuant to Section 2.1(d) hereof in a manner that complies with Rule 16b-3 promulgated under the Exchange Act to the extent the applicable plan complied with such rule prior to the Merger.

         (c) Except to the extent otherwise agreed to by the parties, all restrictions or limitations on transfer and vesting with respect to the ReadiCare stock options awarded under any plan, program, or arrangement of ReadiCare or any of its subsidiaries, to the extent that such restrictions or limitations shall not have already lapsed, shall remain in full force and effect with respect to such options after giving effect to the Merger and the assumption by HEALTHSOUTH as set forth above.

         7.17 Publication of Combined Results. HEALTHSOUTH agrees that within 20 days after the end of the first calendar month following at least 30 days after the Effective Time, HEALTHSOUTH shall cause publication of the combined results of operations of HEALTHSOUTH and ReadiCare. For purposes of this Section 7.17, the term "publication" shall have the meaning provided in SEC Accounting Series Release No. 135.

         7.18 ReadiCare Employees. HEALTHSOUTH shall retain all employees of ReadiCare who are employed at the Effective Time as employees-at-will (except to the extent that such employees are parties to contracts providing for other employment terms, in which case such employees shall be retained in accordance with the terms of such contracts) and shall provide such employees with the same customary employee benefits as HEALTHSOUTH provides its existing employees.

         7.19 Certain Information. For as long as any affiliate (as defined for purposes of Rule 145 under the Securities Act of 1933) of ReadiCare holds shares of HEALTHSOUTH Common Stock issued in the Merger (but not for a period in excess of two years from the date of consummation of the Merger), HEALTHSOUTH shall file with the Securities and Exchange Commission or otherwise make publicly available all information about HEALTHSOUTH required pursuant to Rule 144(c) under the Securities Act of 1933 to enable such affiliate to resell such shares under the provisions of Rule 145(d) under the Securities Act of 1933.

         7.20 Consulting and Non-Competition Agreement. On the Closing Date, HEALTHSOUTH and Dennis G. Danko will enter into a Consulting and Non-Competition Agreement in form and substance satisfactory to the parties.


Section 8.        TERMINATION, AMENDMENT AND WAIVER.


         8.1 Termination. This Plan of Merger may be terminated at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the holders of shares of ReadiCare Common Stock:

                  (a)    by mutual written consent of HEALTHSOUTH and ReadiCare;

                  (b)    by either HEALTHSOUTH or ReadiCare:

                  (i) if, upon a vote at a duly held meeting of stockholders or any adjournment thereof, any required approval of the holders of shares of ReadiCare Common Stock shall not have been obtained;

                  (ii) if the Merger shall not have been consummated on or before January 31, 1997, unless the failure to consummate the Merger is the result of a willful and material breach of this Plan of Merger by the party seeking to terminate this Plan of Merger; provided, however, that the passage of such period shall be tolled for any part thereof (but not exceeding 60 days in the aggregate) during which any party shall be subject to a nonfinal order, decree, ruling or action restraining, enjoining or otherwise prohibiting the consummation of the Merger or the calling or holding of a meeting of stockholders;

                  (iii) if any court of competent jurisdiction or other governmental entity shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibited the Merger and such order, decree, ruling or other action shall have become final and nonappealable;

                  (iv) in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in this Plan of Merger which (A) would give rise to the failure of a condition set forth in Section 9.2(a) or (b) or Section 9.3(a) or (b), as applicable, and (B) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (a "Material Breach") (provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or other agreement contained in this Plan of Merger); or

                  (v) if either HEALTHSOUTH or ReadiCare gives notice of termination as a non-notifying party pursuant to Section 7.9;

                  (c) By either HEALTHSOUTH or ReadiCare in the event that (i) all of the conditions to the obligation of such party to effect the Merger set forth in Section 9.1 shall have been satisfied and (ii) any condition to the obligation of such party to effect the Merger set forth in Section 9.2 (in the case of HEALTHSOUTH) or Section 9.3 (in the case of ReadiCare) is not capable of being satisfied prior to the end of the period referred to in Section 8.1(b)(ii);

                  (d) By ReadiCare, if ReadiCare's Board of Directors shall have
         (i) determined, in the exercise of its fiduciary duties under applicable law, not to recommend the Merger to the holders of ReadiCare Common Stock or shall have withdrawn such recommendation or (ii) approved, recommended or endorsed any Acquisition Transaction

         (as defined in Section 7.10) other than this Plan of Merger or (iii) resolved to do any of the foregoing; or

                  (e) By either HEALTHSOUTH or ReadiCare, if the condition set forth in Section 9.1(g)(i) is not satisfied by September 30, 1996.

         8.2 Effect of Termination. In the event of termination of this Plan of Merger as provided in Section 8.1, this Plan of Merger shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than the provisions of Sections 6.2, 8.2 and 8.6, and except to the extent that such termination results from the willful and material breach by a party of any of its representations, warranties, covenants or other agreements set forth in this Plan of Merger.

         8.3 Amendment. This Plan of Merger may be amended by the parties at any time before or after any required approval of matters presented in connection with the Merger by the holders of ReadiCare Shares; provided, however, that after any such approval, there shall be made no amendment that pursuant to
Section 251(d) of the DGCL requires further approval by such stockholders without the further approval of such stockholders. This Plan of Merger may not be amended except by an instrument in writing signed on behalf of each of the parties.

         8.4 Extension; Waiver. At any time prior to the Effective Time of the Merger, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Plan of Merger or in any document delivered pursuant to this Plan of Merger or (c) subject to the proviso of Section 8.3, waive compliance with any of the agreements or conditions contained in this Plan of Merger. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Plan of Merger to assert any of its rights under this Plan of Merger or otherwise shall not constitute a waiver of such rights, except as otherwise provided in Section 7.9.

         8.5 Procedure for Termination, Amendment, Extension or Waiver. A termination of this Plan of Merger pursuant to Section 8.1, an amendment of this Plan of Merger pursuant to Section 8.3, or an extension or waiver pursuant to
Section 8.4 shall, in order to be effective, require in the case of

HEALTHSOUTH, the Subsidiary or ReadiCare, action by its Board of Directors or the duly authorized designee of the Board of Directors.

         8.6 Expenses; Break-up Fees. (a) All costs and expenses incurred in connection with this Plan of Merger and the transactions contemplated hereby shall be paid by the party incurring such expense, except that expenses (other than legal, accounting and investment banking costs, which shall be paid by the party incurring such expenses) incurred in connection with preparing, filing, printing and mailing the Proxy Statement and the Registration Statement shall be shared equally by ReadiCare and HEALTHSOUTH.

         (b) (i) If this Plan of Merger is terminated  by ReadiCare  pursuant to
Section 8.1(d), and within one year after the effective date of such termination ReadiCare is the subject of a Third Party Acquisition Event with any Person (as defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act) (other than a party hereto), then at the time of consummation of such a Third Party Acquisition Event, ReadiCare shall pay to HEALTHSOUTH a break-up fee of $8,000,000 in immediately available funds, which fee represents the parties' best estimates of the out-of-pocket costs incurred by HEALTHSOUTH and the value of management time, overhead, opportunity costs and other unallocated costs of HEALTH- SOUTH incurred by or on behalf of HEALTHSOUTH in connection with this Plan of Merger. ReadiCare shall not enter into any agreement with respect to any Third Party Acquisition Event which does not, as a condition precedent to the consummation of such Third Party Acquisition Event, require such break-up fee to be paid to HEALTHSOUTH upon such consummation.

                  (ii) As used herein, the term "Third Party Acquisition Event" shall mean either of the following:

                  (A) ReadiCare shall enter into any agreement for, or otherwise be the subject of, any Acquisition Transaction (as defined in Section 7.10) which is consummated (regardless of whether such consummation occurs with the one-year period described in Section 8.6(b)(i); or

                  (B) any Person (other than a party hereto or its affiliates) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or a new group has been formed which beneficially owns or has the right to acquire beneficial ownership of, 30% or more of the outstanding ReadiCare Common Stock.

         (c) In the event that this Plan of Merger shall be terminated by HEALTHSOUTH for any reason other than as permitted under Section 8.1 (or if this Plan of Merger shall be terminated by HEALTHSOUTH pursuant to Section 8.1(c) and such termination is by reason of the failure of any condition to the obligation of HEALTHSOUTH to effect the Merger which failure results from a breach by HEALTHSOUTH of any representation, warranty or covenant contained herein), HEALTHSOUTH shall pay ReadiCare a break-up fee in connection with this Plan of Merger in the amount of $1,000,000 in immediately available funds within 15 days of termination of the Plan of Merger.

         (d) Each party acknowledges that the provisions for the payment of break-up fees and allocation of expenses contained in this Section 8.6 are an integral part of the transactions contemplated by this Plan of Merger and that, without these provisions, the other party would not have entered into this Plan of Merger. Accordingly, if a break-up fee shall become due and payable by a party, and such party shall fail to pay such amount when due pursuant to this Section, and, in order to obtain such payment, suit is commenced which results in a judgment against such party therefor, such party shall pay the other party's reasonable costs and expenses (including reasonable attorneys' fees) in connection with such suit, together with interest computed on any amounts determined to be due pursuant to this Section (computed from the date upon which such amounts were due and payable pursuant to this Section) and such costs (computed from the date incurred) at the prime rate of interest announced from time to time by NationsBank, N.A. (Carolinas). The obligations of the parties under this Section 8.6 shall survive any termination of this Plan of Merger.


Section 9.  CONDITIONS TO CLOSING.

         9.1 Mutual Conditions. The respective obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Closing Date of the following conditions (any of which may be waived in writing by HEALTHSOUTH and ReadiCare):

                  (a) None of HEALTHSOUTH, the Subsidiary or ReadiCare nor any of their respective subsidiaries shall be subject to any order, decree or injunction by a court of competent jurisdiction which (i) prevents or materially delays the consummation of the Merger or (ii) would impose any material limitation on the ability of HEALTHSOUTH effectively to exercise full rights of ownership of the Common Stock of the Surviving Corporation or any material portion of the assets or business of ReadiCare and the ReadiCare Subsidiaries, taken as a whole.

                  (b) No statute, rule or regulation shall have been enacted by the government (or any governmental agency) of the United States or any state, municipality or other political subdivision thereof that makes the consummation of the Merger and any other transaction contemplated hereby illegal.

                  (c) Any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

                  (d) The Registration Statement shall have been declared effective and no stop order with respect to the Registration Statement shall be in effect.

                  (e) The holders of ReadiCare Shares shall have approved the adoption of this Plan of Merger and any other matters submitted to them in accordance with the provisions of Section 7.3 hereof.

                  (f) The shares of HEALTHSOUTH Common Stock to be issued in connection with the Merger shall have been approved for listing on the Exchange and shall have been issued pursuant to an effective registration statement (which is subject to no stop order).

                  (g) The Merger shall qualify for "pooling of interests" accounting treatment, and HEALTHSOUTH and ReadiCare shall each have received letters to that effect from Ernst & Young, LLP, independent accountants for HEALTHSOUTH, dated (i) not later than September 30, 1996, (ii) the date of the mailing of the Proxy Statement and (iii) the Closing Date.

                  (h) HEALTHSOUTH and the Subsidiary shall have obtained, or obtained the transfer of, any licenses, certificates of need and other regulatory approvals necessary to allow the Surviving Corporation to operate the ReadiCare facilities, unless the failure to obtain such transfer or approval would not have a material adverse effect on the Surviving Corporation.

                  (i) HEALTHSOUTH and the Subsidiary shall have received all consents, approvals and authorizations of third parties with respect to all material leases and management agreements to which the ReadiCare Subsidiaries and the ReadiCare Other Entities are parties, which consents, approvals and authorizations are required of such third parties by such documents, in form and substance acceptable to HEALTHSOUTH, except where the failure to obtain such consent, approval or authorization would not have a material effect on the business of the Surviving Corporation.

         9.2 Conditions to Obligations of HEALTHSOUTH and the Subsidiary. The obligations of HEALTHSOUTH and the Subsidiary to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived by HEALTHSOUTH and the Subsidiary):

                  (a) Each of the agreements of ReadiCare to be performed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed in all material respects, and ReadiCare shall have performed, in all material respects, all of the acts required to be performed by it at or prior to the Closing Date by the terms hereof.

                  (b) The representations and warranties of ReadiCare set forth in Section 3.11(a) shall be true and correct as of the date of this Plan of Merger and as of the Closing Date. The representations and warranties of ReadiCare set forth in this Plan of Merger that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of the date of this

         Plan of Merger and as of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of such earlier date); provided, however, that ReadiCare shall not be deemed to be in breach of any such representations or warranties by taking any action permitted (or approved by HEALTHSOUTH) under Section 7.2. HEALTHSOUTH and the Subsidiary shall have been furnished with a certificate, executed by a duly authorized officer of ReadiCare, dated the Closing Date, certifying in such detail as HEALTHSOUTH and the Subsidiary may reasonably request as to the fulfillment of the foregoing conditions.

                  (c) HEALTHSOUTH shall have received an opinion from Haskell Slaughter & Young, L.L.C., to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which opinion may be based upon reasonable representations of fact provided by officers of HEALTHSOUTH, ReadiCare and the Subsidiary.

                  (d) HEALTHSOUTH shall have received an opinion from McIntyre, Borges & Burns substantially to the effect set forth in Exhibit 9.2(d) hereto.

         9.3 Conditions to Obligations of ReadiCare. The obligations of ReadiCare to consummate the Merger and the other transactions contemplated hereby shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived by ReadiCare):

                  (a) Each of the agreements of HEALTHSOUTH and the Subsidiary to be performed at or prior to the Closing Date pursuant to the terms hereof shall have been duly performed, in all material respects, and HEALTHSOUTH and the Subsidiary shall have performed, in all material respects, all of the acts required to be performed by them at or prior to the Closing Date by the terms hereof.

                  (b) The representations and warranties of HEALTHSOUTH set forth in Section 5.10(a) shall be true and correct as of the date of this Plan of Merger and as of the Closing Date. The representations and warranties of HEALTHSOUTH set forth in this Plan of Merger that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of the date of this Plan of Merger and as of the Closing as though made at and as of such time, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties that are qualified as to materiality shall be true and correct, and those that are not so qualified shall be true and correct in all material respects, as of such earlier date). ReadiCare shall have been furnished with a certificate, executed by duly authorized officers of HEALTHSOUTH and the Subsidiary, dated the Closing Date, certifying in such detail as ReadiCare may reasonably request as to the fulfillment of the foregoing conditions.

                  (c) ReadiCare shall have received an opinion from McIntyre, Borges & Burns to the effect that the Merger will constitute a reorganization with the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which opinion may be based upon reasonable representations of fact provided by officers of HEALTHSOUTH, ReadiCare and the Subsidiary.

                  (d) ReadiCare shall have received an opinion from Haskell Slaughter & Young, L.L.C., substantially to the effect set forth in
         Exhibit 9.3(d) hereto.

Section 10.        MISCELLANEOUS.

         10.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Plan of Merger or in any instrument delivered pursuant to this Plan of Merger shall survive the Effective Time.

         10.2 Notices. Any communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery or by facsimile and overnight courier to the parties hereto at the following addresses, or at such other address as either party may advise the other in writing from time to time:

                  If to HEALTHSOUTH:

                           HEALTHSOUTH Corporation
                           Two Perimeter Park South
                           Birmingham, Alabama  35243
                           Attention:  Michael D. Martin
                           Facsimile:  (205) 969-4719

                  with a copy to:

                           William W. Horton, Esq.
                           HEALTHSOUTH Corporation
                           Two Perimeter Park South
                           Birmingham, Alabama  35243
                           Facsimile:  (205) 969-4732

                  If to ReadiCare:

                           ReadiCare, Inc.
                           1322 Orleans Drive
                           Sunnyvale, California 94089
                           Attention:     Dennis G. Danko
                           Facsimile:     (408) 734-4842

                  with a copy to:

                           Joel F. McIntyre, Esq.
                           McIntyre, Borges & Burns
                           3070 Bristol Street
                           Suite 450
                           Costa Mesa, California 92626
                           Facsimile:     (714) 545-7524


All such communications shall be deemed to have been delivered on the date of hand delivery or on the next business day following the deposit of such communications with the overnight courier.

         10.3 Further Assurances. Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Plan of Merger.

         10.4 Indemnification. (a) ReadiCare shall, and from and after the Effective Time HEALTHSOUTH and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Plan of Merger or who becomes prior to the Effective Time, an officer, director or employee of ReadiCare or any of its subsidiaries (the "Indemnified Parties") against (i) all losses, claims, damages, costs, expenses, liabilities or judgments, or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of, or in connection with, any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of ReadiCare or any of its subsidiaries, whether pertaining to any matter existing or occurring at or prior to, or at or after, the Effective Time ("Indemnified Liabilities") and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Plan of Merger, the Merger or any other transactions contemplated hereby or thereby, in each case to the full extent a corporation is permitted under the DGCL to indemnify its own directors, officers and employees, as the case may be (and HEALTHSOUTH and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law upon receipt of any undertaking contemplated by
Section 145(e) of the DGCL). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and ReadiCare (or them and HEALTHSOUTH and the Surviving Corporation after the Effective Time),
(ii) ReadiCare (or after the Effective Time, HEALTHSOUTH and the Surviving Corporation) shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received and (iii) ReadiCare (or after the Effective Time, HEALTHSOUTH and the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of ReadiCare, HEALTHSOUTH or the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this
Section 10.4, upon learning of any such claim, action, suit, proceeding or investigation, shall notify ReadiCare, HEALTHSOUTH or the Surviving Corporation (but the failure so to notify an Indemnifying Party shall not relieve it from any liability which it may have under this Section 10.4 except to the extent such failure prejudices such party), and shall deliver to ReadiCare (or after the Effective Time, HEALTHSOUTH and the Surviving Corporation) the undertaking contemplated by

Section 145(e) of the DGCL. The Indemnified Parties as a group may retain only one law firm to represent them with respect to such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties.

         (b) The provisions of this Section 10.4 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

         10.5 Governing Law. This Plan of Merger shall be interpreted, construed and enforced in accordance with the laws of the State of Delaware, applied without giving effect to any conflicts-of-law principles.

         10.6 "Including". The word "including", when following any general statement, term or matter, shall not be construed to limit such statement, term or matter to the specific terms or matters as provided immediately following the word "including" or to similar items or matters, whether or not non- limiting language (such as "without limitation", "but not limited to", or words of similar import) is used with reference to the word "including" or the similar items or matters, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of the general statement, term or matter.

         10.7 "Knowledge". "To the knowledge", "to the best knowledge, information and belief", or any similar phrase shall be deemed to refer to the knowledge of the Chairman of the Board, Chief Executive Officer or Chief Financial Officer of a party and to include the assurance that such knowledge is based upon a reasonable investigation, unless otherwise expressly provided.

         10.8 "Material adverse change" or "material adverse effect". "Material adverse change" or "material adverse effect" means, when used in connection with ReadiCare or HEALTHSOUTH, any change, effect, event or occurrence that has, or is reasonably likely to have, individually or in the aggregate, a material adverse impact on the business or financial position of such party and its subsidiaries taken as a whole; provided, however, that "material adverse change" and "material adverse effect" shall be deemed to exclude the impact of (i) changes in generally accepted accounting principles and (ii) any changes resulting from any restructuring or other similar charges or write-offs taken by

ReadiCare  with the  consent of  HEALTHSOUTH;  provided,  however,  that no such
charges  or   write-offs   will  be  taken  if  such  would   adversely   affect
pooling-of-interests accounting treatment for the Merger.

         10.9 "Hazardous Materials". The term "Hazardous Materials" means any material which has been determined by any applicable governmental authority to be harmful to the health or safety of human or animal life or vegetation, regardless of whether such material is found on or below the surface of the ground, in any surface or underground water, airborne in ambient air or in the air inside any structure built or located upon or below the surface of the ground or in building materials or in improvements of any structures, or in any personal property located or used in any such structure, including, but not limited to, all hazardous substances, imminently hazardous substances, hazardous wastes, toxic substances, infectious wastes, pollutants and contaminants from time to time defined, listed, identified, designated or classified as such under any Environmental Laws (as defined in Section 10.10) regardless of the quantity of any such material.

         10.10 Environmental Laws. The term "Environmental Laws" means any federal, state or local statute, regulation, rule or ordinance, and any judicial or administrative interpretation thereof, regulating the use, generation, handling, storage, transportation, discharge, emission, spillage or other release of Hazardous Materials or relating to the protection of the environment.

         10.11 Taxes. For purposes of this Agreement, the term "tax" or "taxes" shall mean all taxes, charges, fees, levies, penalties or other assessment imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to, income, excise, property, sales, transfer, franchise, payroll, withholding, Social Security or other taxes, including any interest, penalties or additions attributable thereto. For purposes of this Agreement, the term "tax return" shall mean any return, report, information return or other document (including any related or supporting information) with respect to taxes.

         10.12 Captions. The captions or headings in this Plan of Merger are made for convenience and general reference only and shall not be construed to describe, define or limit the scope or intent of the provisions of this Plan of Merger.

         10.13 Integration of Exhibits. All Exhibits attached to this Plan of Merger are integral parts of this Plan of Merger as if fully set forth herein, and all statements appearing therein shall be deemed disclosed for all purposes and not only in connection with the specific representation in which they are explicitly referenced.

         10.14 Entire Agreement. This instrument, including all Exhibits attached hereto, together with the Confidentiality Agreement, contains the entire agreement of the parties and supersedes any and all prior or contemporaneous agreements between the parties, written or oral, with respect to the transactions contemplated hereby. It may not be changed or terminated orally, but may only be changed by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification, extension, discharge or termination is sought.

         10.15 Counterparts. This Plan of Merger may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall, together, constitute and be one and the same instrument.

         10.16 Binding Effect. This Plan of Merger shall be binding on, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns, and, except as provided in Section 10.4, no other person shall acquire or have any right under or by virtue of this Plan of Merger. No party may assign any right or obligation hereunder without the prior written consent of the other parties.

         10.17 No Rule of Construction. The parties acknowledge that this Plan of Merger was initially prepared by HEALTHSOUTH, and that all parties have read and negotiated the language used in this Plan of Merger. The parties agree that, because all parties participated in negotiating and drafting this Plan of Merger, no rule of construction shall apply to this Plan of Merger which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Plan of Merger.

         IN WITNESS WHEREOF, HEALTHSOUTH, the Subsidiary and ReadiCare have caused this Plan and Agreement of Merger to be executed by their respective duly authorized officers, and have caused their respective corporate seals to be hereunto affixed, all as of the day and year first above written.

                                        READICARE, INC.


                                        By        /s/Dennis G. Danko
                                          -------------------------------------
                                                   Dennis G. Danko
                                                 Chairman, President
                                             and Chief Executive Officer


ATTEST:


               /s/Steve E. Busby
- -------------------------------------------
                Steve E. Busby
                  Secretary


[ CORPORATE SEAL ]


                                        HEALTHSOUTH Corporation


                                        By        /s/Michael D. Martin
                                          -------------------------------------
                                                  Michael D. Martin
                                              Executive Vice President
                                                   and Treasurer

ATTEST:


               /s/Anthony J. Tanner
- -----------------------------------------
                  Anthony J. Tanner
                     Secretary


[ CORPORATE SEAL ]

                                        WARWICK ACQUISITION CORPORATION


                                        By        /s/Michael D. Martin
                                          -----------------------------------
                                                   Michael D. Martin
                                                    Vice President

ATTEST:


       /s/Anthony J. Tanner
- ------------------------------------
         Anthony J. Tanner
             Secretary


[ CORPORATE SEAL ]